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MAR 29 2002
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FINANCIAL

March 14, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

re Arisawa Manufacturing Co., Ltd.
Rule 12g3-2(b) - File No. 82-4620

Dear Sir or Madam:

We enclose on behalf of Arisawa Manufacturing Co., Ltd., a company organized under the laws of Japan (the "Company"), an English translation of the following document:

1. A copy of the Company's semi-annual securities report setting forth the Company's results for the first half of 54th fiscal year from April 1, 2001 through September 30, 2001, filed with the Kanto Financial Bureau of Japan on December 25, 2001.

2. A copy of the Company's Notice of Stock Split dated February 21, 2002, distributed to the Company's shareholders as well as filed with the Tokyo Stock Exchange.

Kindly acknowledge receipt of this letter by stamping the enclosed receipt copy and returning to the attention of the undersigned at the above-referenced address.

Any questions should be directed to Ichizo Takayama (telephone 011-813-3259-0188; fax 011-813-3259-0150).

Very truly yours,

I. Takayama
Ichizo Takayama

3/19

Enclosure

SEMI-ANNUAL REPORT

54th Term

From April 1, 2001

through September 30, 2001

ARISAWA MANUFACTURING CO., LTD.

301-046

This document is an English translation of the Japanese language original solely for the reference purposes. The Japanese language original prevails over any translation.

TABLE OF CONTENTS

Arisawa Mfg. Co., Ltd.

SEMI-ANNUAL REPORT

Business Term:	From April 1, 2001
(54th Term)	To September 30, 2001

To: Chief of Kanto Financial Affairs Bureau

Submitted on December 25, 2001

Name of the Company:	Kabushiki Kaisha Arisawa Seisakusho	
English translation of name:	Arisawa Manufacturing Co., Ltd.	
Name and title of representative:	Sanji Arisawa Representative Director & President	
Location of principal office:	5-5, Minami Honcho 1-chome, Joetsu City, Niigata Prefecture	
	Telephone number:	(0255) 24-5126
	Liaison:	Kazuo Mori Managing Director In charge of the General Affairs Department
Nearest liaison office:	12-5, Yanagibashi 2-chome, Taito-ku, Tokyo	
	Telephone number:	(03) 3861-1110
	Contact Person:	Hideo Koike General Affairs Group, Tokyo Branch Office

Places where copies of the Semi-Annual Report are available for general inspection.

Name	Location
Arisawa Mfg. Co., Ltd. Tokyo Branch Office	12-5, Yanagibashi 2-chome Taito-ku, Tokyo
Arisawa Mfg. Co., Ltd. Osaka Branch Office	Konishi Nissei Building 11th Floor 12-12, Minami Senba 4-chome Chuo-ku, Osaka
Tokyo Stock Exchange	2-1, Nihonbashi Kabuto-cho Chuo-ku, Tokyo

PART I. INFORMATION ABOUT THE BUSINESS

I. General Conditions of Business

1. Changes in the Principal Business Indicators, etc.

(1) Consolidated Business Indices, etc.

Term	First Half of 52nd Term	First Half of 53rd Term	First Half of 54th Term	52nd Term	53rd Term
Period/Year end	September 1999	September 2000	September 2001	March 2000	March 2001
Sales (¥ millions)	---	15,213	14,657	25,398	30,691
Ordinary profits (¥ millions)	---	2,312	1,973	3,208	4,818
Net profits for the 6 months (or the year) (¥ millions)	---	1,480	1,175	2,039	3,118
Net assets (¥ millions)	---	18,872	20,848	16,928	20,599
Total assets (¥ millions)	---	33,208	32,842	29,478	33,896
Net asset per share (¥)	---	955.90	956.51	947.87	1,040.82
Earnings per share for 6 months (or the year) (%)	---	77.08	57.98	116.52	159.98
Fully diluted earnings per share for 6 months (or the year) (¥)	---	77.02	57.93	---	159.81
Net worth ratio (%)	---	56.9	63.5	57.5	60.8
Operating cash flow (¥ millions)	---	1,573	1,267	2,134	4,821
Investing cash flow (¥ millions)	---	Δ918	Δ1,813	Δ2,785	Δ1,841
Financing cash flow (¥ millions)	---	Δ585	376	445	Δ2,681
Closing balance of cash or cash equivalents (¥ millions)	---	1,357	1,476	1,288	1,593
Number of Employees	---	818	842	782	798

Note:
1. *Consumption tax not included in sales amounts.*
2. *Consolidated figures started to be compiled for the consolidated interim accounting period of the 53rd term, following the introduction of new rules of consolidated interim financial statements. Consolidated figures for the prior terms are therefore not shown.*
3. *Figures for "Fully diluted earnings per share for 6 months (or the year)" are not shown as the company has not issued corporate bonds with warrants attached or convertible bonds, and because the period for exercising preemptive rights granted in or prior to the 52nd terms pursuant to Item 2 of Article 280-19 of the Commercial Code have not yet arrived.*
4. *Number of Employees indicates number of full-time employees.*

(2) Business Indices of the Company

Term	First Half of 52nd Term	First Half of 53rd Term	First Half of 54th Term	52nd Term	53rd Term
Period/Year end	September 1999	September 2000	September 2001	March 2000	March 2001
Sales (¥ millions)	10,893	13,560	13,266	22,465	27,518
Ordinary profits (¥ millions)	1,023	1,761	1,802	2,190	3,528
Net profits for 6 months (or the year) (¥ millions)	930	1,005	1,036	1,240	2,002
Capital Stock (¥ millions)	2,633	3,838	3,894	3,673	3,876
Total Number of shares issued (1,000 shares)	17,150	19,743	21,796	17,860	19,791
Net assets (¥ millions)	12,047	16,096	17,330	14,618	17,183
Total assets (¥ millions)	25,384	29,222	27,806	25,930	29,034
Dividend per share for 6 months (or the year) (¥)	---	---	---	16.00	24.00
Net worth Ratio (%)	47.5	55.1	62.3	56.4	59.2
Number of Employees	674	507	575	570	531

Note: 1. Consumption tax not included in sales amounts.
2. Number of Employees indicates number of full-time employees from the end of 52nd Term.

2. Business Lines

The Arisawa Group is composed of the Company (parent), 14 subsidiaries and 6 affiliates, by increasing 1 subsidiaries during the current consolidated interim accounting period. Its main business is the manufacture of industrial-use materials such as resin, glass fiber, special fiber weaving products, resin processing products, and the products are sold as electronic materials, optical materials, electrical insulating materials, and industrial-use structural materials. Other business activities of the Group are sales, distribution and other services of the products related to the above materials, and sales of sporting goods, etc.

Main changes in the group's businesses and the important changes in related companies for the current consolidated interim accounting period are briefly as follows.

(1) Operation of Manufacturing and Sales of Industrial-Use Materials, etc.

1) Electronic Materials
There was no material change.

2) Optical Materials
In September 2001, the Company invested in 26.5% of shares of Scalar Corporation which main business is development and manufacturing medical-use optical equipment and became an affiliate of the Company thereby.

3) Electric insulating materials
There was no material change.

4) Industrial-Use Structural Materials
There was no material change.

5) Others
There was no material change.

(2) Other Operations

There was no material change.

3. State of Affiliated Companies

The following companies became an important related company for the Company during the current consolidated interim accounting period.

Company Name	Address	Capital Stock (Thousands of yen)	Main Business Content	Voting right possession ratio (%)	Relationship
Colorlink Japan Co., Ltd. (Consolidated subsidiary) *1	Joetsu, Niigata	140,000	Manufacturing and sale of industrial use materials	60.0	Sale of products concerning special optical materials; lease of buildings and manufacturing facilities; concurrence of directors
Scalar Corporation (Affiliated company to which the equity method is applied) *2	Shibuya, Tokyo	425,000	Manufacturing and sale of industrial use materials	26.5	Sale of products concerning special optical materials

Notes: 1. *Colorlink Japan Co., Ltd. was included in the consolidated companies due to increase of importance.*
2. *Scalar Corporation was included in companies to which the equity method is applied in accordance with acquisition of shares in September 2001.*
3. *Names of segments of each business indices are noted in "main business content."*

4. State of Employees

(1) State of Consolidated Companies

(as of September 30, 2001)

Business Segments	Number of employees
Operation of Manufacture and sales of industrial use materials etc.	822
Other operations	20
Total	842

Note: *The number of employees indicates full-time employees and does not include part-time and temporary employees.*

(2) State of the Company

(as of September 30, 2001)

Number of Employees	575

Notes: *The number of employees indicates full-time employees and does not include part-time and temporary employees.*

(3) Labour Union

There is no material matters concerning the labour-management relationship.

II. Condition of Business

1. Outline of Business Performance, etc.

(1) Business Results

Japan' s economy during this interim period has continued to be severe, as corporate investments in capital equipment was low given the decline in exports as a result of the slowdown in the US economy, as well as the deterioration in Japan's economy; personal consumption was weak as a result of factors such as deterioration in the labor market, and public sector investment was also low as a result of budgetary difficulties.

Within this climate our group (the Company, its consolidated subsidiaries and affiliates covered under the equity method) worked to refine ourselves as an engineering type company and to pursue new product development and improve our proprietary technology in order to appeal to new customers. We also pursued choices and concentrated our efforts in a manner that fits the changes to the marketplace and made a commitment to improving the efficiency of management resources and to reduce costs.

As a result, sales for the current consolidated interim accounting period decreased 3.7% on the previous consolidated interim accounting period to ¥14,657 million. Profits for companies consolidated under the equity method declined, which in turn caused a 14.7% decline in ordinary profits in comparison with the consolidated accounting period for last year's interim settlement, to ¥1,973 million. Interim net profits were ¥1,175 million, representing a decline of 20.6 percent against the previous year's consolidated interim accounting period.

Segment-wise results are as follows:-

1) Operation of manufacture and sales of industrial use materials, etc.

Sales of the electronic materials division decreased 20.2% on last interim accounting period to ¥4,685 million because demands for information related equipments has been dramatically decreased due to collapse of bubble in Information Technology industry (orders received, amounting to ¥4,580 million and production on a non-consolidated basis for the current consolidated interim period showing decreases of 27.7% and 24.0% on last consolidated interim accounting period respectively).

Sales of the optical materials division increased 29.5% on last consolidated interim accounting period to ¥4,796 million due to projection television use fresnel lenses (orders received, amounting to ¥3,398 million, and production on a non-consolidated basis for the current consolidated interim accounting period increased 4.1% and 3.2% on last year respectively) and anti-reflection screen panels (orders received, amounting to ¥1,184 million, and production on a non-consolidated basis for the current consolidated interim accounting period increased 63.0% and 59.8% on last year respectively), etc. faring well, helped by good expansion of projection TVs for China.

Sales of electric insulating materials division gradually decreased 13.2% on last consolidated interim accounting period to ¥1,713 million due to sluggish domestic economy.

Sales of other industrial use materials were about the same levels as last consolidated interim accounting period.

As a result, consolidated sales decreased 2.9% on last consolidated interim accounting period to ¥14,209 million, while operating profits fell 3.5% to ¥1,689 million.

2) Other operations

Golf training centers were stagnant, and sales of summer season sports and recreation equipment such as skateboards and body-boards was poor. Moreover, sales competition increased which resulted in significant declines in profit margins, particularly for shoes used in skateboarding, skateboards and body-boards.

As a result, consolidated sales decreased 17.4% on last consolidated interim

accounting period to ¥498 million, while operating profits fell 82.2% to ¥12 million.

Geographical breakdown figures are not shown as all the businesses of the group companies are operated in Japan.

Sales and order backlog figures, etc. in this section do not include consumption taxes, etc.

(2) Cash flow

On a consolidated basis during the current consolidated interim accounting period, cash and cash equivalents (hereinafter "cash") increased by 8.7% over the previous consolidated interim period, to ¥1,476 million at the end of the current interim period. This increase was due to applying short-term loan (increase of ¥832 million in balance at the end of previous consolidated fiscal year) to increasing expenditure for acquisition of tangible fixed assets (increase by 102.6% over previous consolidated interim period), increasing payment for income tax, etc. (increase by 92.3% over previous consolidated interim period) and increasing payment for dividends (increase by 66.5% on previous consolidated interim period). As a result, cash balance decreased ¥117 million over the end of previous consolidated fiscal year.

The following is the status of the cash flow for the current consolidated interim accounting period.

(Cash Flow From Business Activities)

While we made a commitment to improve the capital efficiency by compressing assets by selling trades receivable which results in decrease of ¥1,060 million in accounts receivable over the previous consolidated interim period, the payment for income tax, etc. increased 92.3% over the previous consolidated interim period. As a result, cash flow from business activities amounted to an inflow of ¥1,267 million, decreased 19.6% compared with the previous consolidated interim period.

(Cash Flow From Investment Activities)

The increase of our capital investment in order to expand our manufacturing equipment and a decrease in notes payable in connection with equipment (decrease of ¥339 million over the end of the previous fiscal year) made cash flow from investment activities resulted in a use of ¥1,813 million in cash (97.4% increase over the previous interim period).

(Cash Flow From Financial Activities)

While the payment for dividends increased 66.5% over the previous interim period, cash flow from financial activities amounted to an inflow of ¥376 million (compared with an use of ¥585 million in previous consolidated interim period), as a result of applying short-term loans (increase of ¥832 million over the end of consolidated fiscal year).

2. Manufacturing, Orders and Sales

Our group (the Company and its consolidated subsidiaries) manufactures and sells a wide variety of products of many types. Even products of the same type may not have the same volume, construction or form, etc. Some products are not made to order, while the production volume and amount of orders varies by business sector and segment and consequently we have not shown the production volume or volume of orders by segment for each business sector.

For this reason the status of manufacturing, orders and sales is shown in "1. Outline of Business Performance, etc." in relation to each business sector and segment.

The following are the sales performances and gross sales of the sales performances for our major clients over the two most recent fiscal years.

Business opponent company	Previous consolidated interim accounting period (from April 1, 2000 through September 30, 2000)		Current consolidated interim accounting period (from April 1, 2001 through September 30, 2001)	
	Amount (Thousands of yen)	Ratio (%)	Amount (Thousands of yen)	Ratio (%)
Tomen Corporation	2,011,641	13.2	2,251,865	15.4
Sumitomo Shoji Plastics Co., Ltd.	1,982,749	13.0	1,946,972	13.3
Kuraray Co., Ltd.	---	---	1,629,138	11.1

Note: Consumption tax, etc. are not included in the above.

3. Issues that have to be dealt with by the Company

There is no material changes regarding subjects that have to be dealt with by the group (the Company and consolidated subsidiaries) during the current consolidated interim accounting period.

4. Important Agreement, etc. for Operation

No applicable matters.

5. Research and Development Activities

The research and development activities of this Corporate Group (the Company and its consolidated subsidiaries) are carried out mainly for the operation of manufacture and sale of industrial-use materials, etc. The Company carries out its research and development, and applies the manufacturing technologies to the manufacturing division of the Company and its consolidated subsidiaries. The Company is striving for its research and development activities to pursue new technologies and new products that are directly connected with users' needs as a technology development oriented company chiefly in the electronic materials, optoelectronic materials and composite materials.

Electronic materials include printed circuit board-use glass fiber cloth, printed circuit board-use prepreg, and FPC materials, etc. Optoelectronic materials include rear projection TV-use large Fresnel lenses, anti-reflection coated display screen panels and three-dimensional image related materials, composite materials include super-conductor related materials, aircraft materials for internal decoration, electric insulating materials and electronic apparatus related materials.

The technology department of the Company aims to focus on employing resources for the areas where development and growth can be expected under the flexible organizational structure to enable early product development in good timing, launch new products, foster next generation products, promote development of technologies and expand the basic technologies suitable for the future direction of the business in order to cope with recent quick changes in market conditions.

The number of person who are involved in research and development activities at the end of the consolidated interim accounting period is 129, and the amount of the R&D expenditures for the same period is 899 million yen.

Following are the main research results in the business of manufacturing and sale of industrial-use materials, etc. during the current consolidated interim accounting period.

Arisawa Mfg. Co., Ltd.

(1) Development of the NEXY Screen

We have developed the NEXY Screen which offers high contrast images that can be viewed both indoors and outside. The screen combines our technology and that of our subsidiary Arisawa Optics, Co., Ltd., and includes the NEXY filter, which is an antiglare filter for PC displays based on anti-reflective inductance that was previously sold by Arisawa Optics.

The NEXY Screen comes in two variations, antiglare and transparent, and has already been launched on the market. The antiglare model is designed for use in a bright indoor environment and is well suited as a home theater or a large multi-screen. The transparent model has attracted attention as a new tool for providing image transmission data, which can provide notification of moving and still images in show windows and showrooms.

(2) Development of Products Related to Solid Images

At the present time we are working to add products related to solid images, and has begun selling two new lines, a 20 inch 3D (solid) LCD TV and a 3D (solid) video camera.

The 3D LCD TV was announced at an exhibition (Infocomm Japan) in August 2001, and enables enjoyment of both 3D video images and PC images. The 3D video camera which will handle solid images is offered in a luxury model with a zoom function, and a compact low-cost model.

(3) Development of Pull-Formed Compound Materials which Possess Heat Resistance and Durability

In general unsaturated polyester resins (UP) are used in pull forming which is a continuous forming technique for compound materials (fiber reinforced polymers or FRPs). Unsaturated polyester resin, however, in general has a Tg (temperature of transfer to glass) of between 110 to 120 °C, which is not suited for applications that require heat resistance.

We have developed a pull formed compound material using heat resistant epoxy, for which pull forming had been considered to be difficult, and which has a Tg in excess of 200 °C. This epoxy resin compound material offers superior durability as well, and is being used for many applications in which the material will be used in adverse conditions.

(4) Development of High Added Value FPC

The supplier has already acquired UL-V-0 certification for its non-halogin FPC material, and provides this to the market. It has also used its proprietary formulating technology in adhesives to complete a non-halogen FPC material that has migration properties that are superior to existing products, and is applying for UL certification for this material as well.

III. State of Facilities

1. State of Main Facilities

There is no material changes to main facilities during the current consolidated interim accounting period.

2. Plan of New Installation and Retirement, etc. of Facilities

(1) The important changes have been made during the current consolidated interim accounting period to new installation and repair of important facilities which were planed in the previous consolidated interim accounting period as follows:

① New installations

In operating manufacture and sales of industrial use materials, etc., changes have been made to a part of new installation plan of facilities manufacturing electronic materials at Minami-honcho factory of the Company reconsidering the trend of demands. As a result, expected amount of investment was reduced from ¥1,228 million to ¥1,095 million.

② Repair

In operating manufacture and sales of industrial use materials, etc., changes have been made to a part of repair plan of other facilities at Minami-honcho factory of the Company reconsidering the contents of the plan. As a result, expected amount of investment was reduced from ¥135 million to ¥79 million.

(2) The new installation and repair of important facilities which were planed at the end of the previous consolidated fiscal year have been completed during the current consolidated interim accounting period as follows:

① New installations

In operating manufacture and sales of industrial use materials, etc., new installations of facilities manufacturing electronic materials at Nakatahara factory, facilities manufacturing optical materials at Nakatahara-Nishi factory were completed in September 2001 and other facilities were completed in June 2001. Also facilities manufacturing electric insulating materials at a consolidated subsidiary, Myoko Shinko Co., Ltd. was completed in June 2001. Each facilities are in operation.

The product-wise breakdown is not shown, because there are many different contents and forms of the products, use of each of the facilities can be shared, and it is therefore difficult to assess increase in capacities.

② Repair

In operating manufacture and sales of industrial use materials, etc., repair of facilities manufacturing electronic materials at Minami-Honmachi factory was completed in September 2001. This repair is aimed at improving the quality of products and does not have a major effect on the production capacity.

(3) The followings are new installation plans of important facilities that have been newly confirmed during the current consolidated interim accounting period:

Name of Office (Location)	Location	Segment	Types of facilities	Total amount of investment planned (Thousands of yen)	Amount already paid (Thousands of yen)	Method of fund raising	Expected start and completion		Increase in capacities after completion
							Start	Completion	
The Company, Nakata-hara Nishi Plant	Joetsu, Niigata	Manufacturing & sale of industrial-use materials	Factory manufacturing of optical materials *1	199,000	113,439	Capital	May 2001	October 2001	*3
Color Link Japan, Co., Ltd.	Joetsu, Niigata	Manufacturing & sale of industrial-use materials	Facility manufacturing of optical materials	20,240	---	Loan	October 2001	November 2001	*3

Note: 1. *After completion, it is planned to lend to Colorlink Japan Co., Ltd., a consolidated subsidiary.*
2. *Planned amounts of investment do not include consumption taxes, etc.*
3. *Product-wise breakdown is not shown, because there are many different contents and forms of the products, use of each of the facilities can be shared, and it is therefore difficult to assess increase in capacities.*

IV. State of the Company

1. State of Equity Shares, etc.

(1) Total number of shares, etc.

① Total number of shares

Class	Authorized Number of Shares to be Issued
Common Stock	57,000,000
Total	57,000,000

Note: Articles of Incorporation stipulate the following.
The authorized number of shares to be issued is 57,000,000. Elimination of shares, however, will decrease this number proportionately.

② Shares issued

Class	Number of Stocks Issued		Stock Exchange Where Listed or Securities Dealers Association Where Registered
	At the End of the First Half of 54th Term (As of September 30, 2001)	As of Date Submitted (As of December 25, 2001)	
Common Stock	21,796,180	24,298,180	Tokyo Stock Exchange (2nd Section)
Total	21,796,180	24,298,180	---

Note: 1. *All shares issued have voting rights.*
2. *The total number of shares issued increased 2,000 shares by execution of new share subscription right during the period from October 1, 2001 through November 30, 2001, in accordance with the Item 2 of Article 280 (1) of the Commercial Code. Also the total number of shares issued increased 2,500,000 shares due to capital increase by private placement and subscription in domestic and foreign markets except U.S. on December 18, 2001.*
3. *The number of shares issued 'as of Date Submitted' does not include the shares issued as a result of execution of new share subscription right which were issued for the period from December 1, 2001 to the date submitted in accordance with the Item 2 of Article 280 (19) of the Commercial Code.*

(2) The Change in total number of shares issued, capital, etc.

Date	Number of shares issued		Capital (Thousands of yen)		Capital Reserves (Thousands of yen)	
	Change	Balance	Change	Balance	Change	Balance
From April 1, 2001 through September 30, 2001 *1	25,200	19,817,000	17,766	3,894,116	17,766	3,006,479
May 21, 2001 *2	1,979,180	21,796,180	---	3,894,116	---	3,006,479

Note: 1. The increase is due to the execution of new share subscription right in accordance with the Item 2 of Article 280 (19) of the Commercial Code.

2. 1 for 10 split was made for the shares held by the shareholders registered on the shareholders' registry and the effective shareholders' registry at the end of March 31, 2001.

3. The balance of the expected number of new share issuance, the issue price, the amount of transfer to Capital and the expected issue period in accordance with item 2 of Article 280 (19) of the Commercial Code are as follows.

Date of the Special Resolution made at General Shareholders' Meeting	As of September 30, 2001				As of November 30, 2001			
	Balance of the expected number of new shares issuance	Issue Price (¥)	Amount Capital-ized (¥)	Expected Issue Period	Expected Number of Shares to be issued	Issue Price (¥)	Amount Capital-ized (¥)	Expected Issue Period
June 26, 1998	30,000	1,410	705	June 27, 2000 - June 26, 2003	28,000	1,410	705	June 27, 2000 - June 26, 2003
June 29, 1999	200,000	2,439	1,220	June 30, 2001 - June 29, 2004	200,000	2,439	1,220	June 30, 2001 - June 29, 2004
June 29, 2000	233,000	2,739	1,370	June 30, 2002 - June 29, 2005	233,000	2,739	1,370	June 30, 2002 - June 29, 2005
June 28, 2001	260,000	2,200	1,100	July 1, 2003 - June 30, 2006	260,000	2,200	1,100	July 1, 2003 - June 30, 2006

(3) State of Major Shareholders

As of September 30, 2001

Full Name or Corporate Name	Address	Number of Shares Held	Ratio of Shares Held to Total Number of Shares Issued (%)
The Mitsubishi Trust and Banking Corporation (Trust units for retirement benefits by Asahi Glass Co., Ltd.) *1	11-1, Nagatacho 2-chome Chiyoda-ku, Tokyo	1,348,765	6.18
Mitsubishi Gas Chemical Co., Ltd. *2	5-2, Marunouchi 2-chome Chiyoda-ku, Tokyo	1,005,510	4.61
Japan Trustee Services Bank, Ltd. (Trust units)	8-11 Harumi 1-chome Chuo-ku, Tokyo	796,800	3.65
Mitsubishi Electric Corporation	2-3, Marunouchi 2-chome Chiyoda-ku, Tokyo	726,000	3.33
Toyo Trust & Banking Co., Ltd. (Trust account A)	4-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo	687,400	3.15
Hachijuni Bank, Ltd.	178-8, Naka Ontokoro Okada Nagano-city, Nagano	683,650	3.13
Mitsubishi Corporation	6-3, Marunouchi 2-chome Chiyoda-ku, Tokyo	660,660	3.03
The Chase Manhattan Bank N.A. London (Standing Agent: The Fuji Bank, Ltd. Kabuto-cho Custody office)	Wall Gate House, Callman St., London, U.K. (6-7 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	654,500	3.00

Citibank London General U.K. Resident Treatgeous Client (Standing Agent: Citibank, N.A., Tokyo Branch)	Molesworth St. London, UK (3-14 Higashi Shinagawa 2-chome, Shinagawa-ku, Tokyo)	645,570	2.96
Eiichi Arisawa	11-44 Nishishiro-cho 3-chome, Joetsu-city, Niigata	569,799	2.61
Total		7,778,654	35.68

Note: 1. These are trust assets for retirement benefits that have been placed in trust by Asahi Glass Co., Ltd., with Asahi Glass Co., Ltd., reserving the voting rights.

2. Of this amount 660,000 shares are trust units for retirement benefits at Mitsubishi Trust Bank, Ltd.

(4) State of Voting Rights

① Shares issued

As of September 30, 2001

Number of Shares Without Voting Rights	Number of Shares with Voting Rights		Number of Fractional Shares
	Treasury Stocks, etc.	Others	
---	100 shares	21,765,700 shares	30,380 shares

Note: 1. 500 shares held in the name of securities holding and transfer authorities are included in 'Others' under 'Number of Shares with Voting Rights' and 70 shares held in 'Number of Fractional Shares.'

2. 16 treasury stocks held by the Company are included in 'Number of Fractional Shares.'

3. 'Number of Fractional Shares' are noted because the date of the end of the current interim period was prior to the date on which the Law concerning a partial revision of the Japanese Commercial Code (Law No.79) was put in force.

② Treasury Stocks, etc.

Full Name or Corporate Name, etc. of Holder		Number of Shares Held			Ratio of Shares Held to Total Number of Shares Issued (%)
Full Name or Corporate Name	Address	In Own Name	In Other's Name	Total	
Arisawa Manufacturing Co., Ltd.	Joetsu, Niigata	100	---	100	0.00
Total	---	100	---	100	0.00

2. Share Price Movement

(1) The highest/lowest share prices during the current interim accounting period:

Month	April, 2001	May, 2001	June, 2001	July, 2001	August, 2001	September, 2001
High (¥)	2,810	2,900	2,930	2,745	2,240	2,140
Low (¥)	2,490	2,600	2,745	1,799	1,780	1,820

Note: The high and low prices are those on the Second Section of the Tokyo Stock Exchange.

3. State of Directors

There are no changes to Directors from the date of submission of Securities Report for the previous fiscal year through the date of submission of the current Semi-annual Securities Report.

Arisawa Mfg. Co., Ltd.

V. State of Accounting

1. Method of Preparation of Consolidated Interim Financial Statements and Interim Financial Statements

(1) Consolidated interim financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Interim Financial Statements" (Ministerial Ordinance No. 24 of the Ministry of Finance in 1999; hereinafter referred to as "Regulations of Consolidated Interim Financial Statements").

(2) The Interim Financial Statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Interim Financial Statements" (Ministerial Ordinance No. 38 of the Ministry of Finance in 1977; hereinafter referred to as "Regulations of Interim Financial Statements").

2. Certification of Auditing

The consolidated interim financial statements and the interim financial statements of the Company for the previous consolidated interim accounting period (From April 1, 2000 to September 30, 2000) and the previous interim accounting period (From April 1, 2000 to September 30, 2000) were subject to an interim audit by Century Ota Showa & Co. respectively under the provisions of Article 193-2 of the Securities and Exchange Law.

The consolidated interim financial statements and the interim financial statements of the Company for the current consolidated interim accounting period (From April 1, 2001 to September 30, 2001) and the current interim accounting period (From April 1, 2001 to September 30, 2001) were subject to an interim audit by Shin Nihon & Co. respectively.

Furthermore, name of the audit firm has been changed from Century Ota Showa & Co. to Shin Nihon & Co. as of July 1, 2001.

1. Consolidated Interim Financial Statements, etc.

(1) Consolidated Interim Financial Statements

1) Consolidated Interim Balance Sheet

(in thousands of yen)

Term / Item	At the End of First Half of 53rd Term (As of September 30, 2000)			At the End of First Half of 54th Term (As of September 30, 2001)			Summary of Consolidated Balance Sheet of 53rd Term (As of March 31, 2001)		
	Amount		Ratio %	Amount		Ratio %	Amount		Ratio %
(Assets)									
I. Current Assets									
1. Cash and deposits		1,415,324			1,400,872			1,640,369	
2. Trade notes & Accounts receivable *4		11,309,942			9,175,752			10,189,709	
3. Securities		163,866			160,402			160,277	
4. Inventories		3,764,409			3,808,562			3,880,089	
5. Deferred tax assets		132,871			360,016			359,036	
6. Others		267,135			370,302			312,567	
Allowance for doubtful accounts		Δ17,819			Δ17,833			Δ4,906	
Total Current Assets		17,035,730	51.2		15,258,075	46.5		16,537,143	48.8
II. Fixed Assets									
1. Tangible Fixed Assets									
(1) Buildings & Structures *1*2	4,439,286			4,921,071			4,399,665		
(2) Machinery and equipment & delivery equipment *1*2	3,306,163			3,994,832			3,090,335		
(3) Land *2	1,742,413			1,743,953			1,743,953		
(4) Others *1*2	694,734	10,182,598		705,339	11,365,197		1,598,695	10,832,649	
2. Intangible Fixed Assets		16,688			16,372			16,828	
3. Investments and Other Assets									
(1) Investment securities *2	5,679,065			5,867,533			6,165,980		
(2) Deferred tax assets	---			21,154			21,132		
(3) Others	418,162			396,575			403,519		
Allowance for doubtful accounts	Δ124,088	5,973,139		Δ82,344	6,202,920		Δ81,145	6,509,487	
Total Fixed Assets		16,172,426	48.8		17,584,489	53.5		17,358,965	51.2
Total Assets		33,208,157	100.0		32,842,565	100.0		33,896,109	100.0
(Liabilities)									
I. Current Liabilities									
1. Trade notes payable & Accounts payable *4		6,837,436			6,100,265			6,877,039	
2. Short-term loans *2		3,498,211			2,185,587			1,308,590	
3. Income taxes, etc. payable		754,296			765,194			1,212,028	
4. Deferred tax liabilities		---			567			2,696	
5. Reserve for bonuses		---			648,669			---	
6. Others		2,637,677			1,926,911			3,204,658	
Total Current Liabilities		13,727,621	41.3		11,627,196	35.4		12,605,013	37.2
II. Fixed Liabilities									
1. Long term loans *2		20,600			28,800			40,200	
2. Deferred tax liabilities		299,125			52,356			342,060	
3. Reserve for retirement granting allowance		18,292			83,762			24,805	
4. Reserve for officers' retirement bonus		221,235			139,044			231,296	
5. Consolidated adjusted accounts		917			---			---	
6. Others		35,814			51,651			41,566	
Total Fixed Liabilities		595,985	1.8		355,615	1.1		679,928	2.0
Total Liabilities		14,323,607	43.1		11,982,812	36.5		13,284,941	39.2

(Minority Interest)									
Minority interest		11,715	0.0		11,622	0.0		11,599	0.0
(Shareholders' Equity)									
I. Capital		3,838,947	11.6		3,894,116	11.9		3,876,350	11.4
II. Capital reserve		2,951,358	8.9		3,006,479	9.2		2,988,713	8.8
III. Consolidated surplus		11,463,756	34.5		13,705,364	41.7		13,101,170	38.7
IV. Other revaluation balance of securities		627,038	1.9		236,215	0.7		640,896	1.9
V. Exchange rate adjusting accounts		Δ8,129	Δ0.0		6,270	0.0		Δ7,316	Δ0.0
		18,872,972			20,848,446			20,599,814	
VI. Treasury Stocks		Δ138	Δ0.0		Δ317	Δ0.0		Δ245	Δ0.0
Total Shareholders' Equity		18,872,834	56.9		20,848,129	63.5		20,599,568	60.8
Liabilities, Minority Interest & Shareholders' Equities		33,208,157	100.0		32,842,565	100.0		33,896,109	100.0

2) Consolidated Interim Profit and Loss Statement

(in thousands of yen)

Term / Item	First Half of 53rd Term (From April 1, 2000 through September 30, 2000)			First Half of 54th Term (From April 1, 2001 through September 30, 2001)			Summary of Consolidated Profit and Loss Statement of 53rd Term (From April 1, 2000 through March 31, 2001)		
	Amount		Ratio %	Amount		Ratio %	Amount		Ratio %
I. Sales		15,213,898	100.0		14,657,809	100.0		30,691,019	100.0
II. Cost of Goods Sold		11,915,576	78.3		11,551,332	78.8		23,979,470	78.1
Gross Profit on Sales		3,298,322	21.7		3,106,477	21.2		6,711,548	21.9
III. Selling, General & Admin. Expenses									
1. Freight and packaging cost	232,759			233,666			410,115		
2. Wage allowances	336,809			340,187			662,345		
3. Bonus	243,706			---			410,529		
4. Transfer to reserve for bonus	---			144,118			---		
5. Transfer to retirement wage allowance	---			25,246			35,095		
6. Transfer to officers' retirement allowance	10,060			10,952			20,120		
7. Others	639,727	1,463,063	9.8	659,706	1,413,878	9.6	1,350,625	2,888,832	9.4
Operating income		1,835,258	11.9		1,692,598	11.6		3,822,716	12.5
IV. Non-operating Income									
1. Interest received	6,626			5,804			18,472		
2. Dividend received	19,065			32,974			26,056		
3. Consolidated adjusted accounts depreciation	917			---			1,835		
4. Profit on equity method	461,434			205,072			931,048		
5. Others	137,569	625,614	4.1	123,754	367,606	2.5	252,674	1,230,088	4.0
V. Non-operating Expenses									
1. Interest paid	15,759			11,738			34,298		
2. Disposal loss of Inventories	73,711			---			78,041		
3. Rent payment	24,567			23,163			56,571		
4. Others	34,003	148,042	0.8	51,790	86,692	0.6	65,868	234,779	0.8
Ordinary Profits		2,312,830	15.2		1,973,512	13.5		4,818,025	15.7
VI. Extraordinary Profits									
1. Reversal of bad debt reserve	9,234			---			11,949		
2. Sale of investment securities	---	9,234	0.1	---	---	---	2,642	14,592	0.0
VII. Extraordinary Losses									

1. Retirement loss of fixed assets	33,900			8,884			50,587		
2. Write-off of balance due to change of accounting standard for retirement wage allowance	38,625			38,625			77,251		
3. Others	1,615	74,141	0.5	---	47,509	0.3	1,015	128,854	0.4
- Net profits before taxes, etc.		2,247,924	14.8		1,926,002	13.2		4,703,762	15.3
- Income taxes, inhabitant taxes and business taxes payable *1	765,137			773,701			1,798,682		
- Adjusted amount of income taxes, etc. *1	---	765,137	5.0	---	773,701	5.3	Δ215,003	1,583,679	5.1
- Profit attributable to minority interest		1,951	0.0		Δ23,426	Δ0.1		1,836	0.0
- Net Profits		1,480,834	9.8		1,175,727	8.0		3,118,247	10.2

3) Consolidated Interim Earned Surplus Statement

(in thousands of yen)

Item / Term	First Half of 53rd Term (From April 1, 2000 through September 30, 2000)		First Half of 54th Term (From April 1, 2001 through September 30, 2001)		Summary of Consolidated Earned Surplus Statement of 53rd Term (From April 1, 2000 through March 31, 2001)	
	Amount		Amount		Amount	
I. Consolidated earned surplus at start of the term		10,291,089		13,101,170		10,291,089
II. Reduction in consolidated earned surplus						
1. Reduction in earned surplus due to increase of consolidated subsidiaries		---	48,797		---	
2. Dividends paid	285,747		475,001		285,747	
3. Officers' bonuses	22,419	308,166	47,734	571,533	22,419	308,166
III. Net profit for the current period / term		1,480,834		1,175,727		3,118,247
IV. Consolidated earned surplus at end of the period / term		11,463,756		13,705,364		13,101,170

4) Consolidated Interim Cash Flow Statements

(in thousands of yen)

Item / Term	First Half of 53rd Term (From April 1, 2000 through September 30, 2000)	First Half of 54th Term (From April 1, 2001 through September 30, 2001)	Summary of Consolidated Cash Flow Statement of 53rd Term (From April 1, 2000 through March 31, 2001)
	Amount	Amount	Amount
I. Cash flow from operational activities:			
Net profit before tax, etc.	2,247,924	1,926,002	4,703,762
Depreciation costs	672,504	750,268	1,389,903
Consolidated adjusted account depreciation	Δ917	---	Δ1,835
Profit on equity method	Δ461,434	Δ205,072	Δ931,048
Sale of investment securities	---	---	Δ2,642
New share issuance expenses	529	124	791
Retirement loss of tangible fixed assets	33,900	8,884	50,587
Revaluation loss of investment securities	12,230	---	9,679
Exchange gains/losses	866	265	Δ6,595
Increase/decrease in reserves of officers' bonuses	9,460	Δ92,251	19,520

Decrease in reserves for retirement allowance	Δ74,966	---	Δ74,966
Increase in reserves for retirement allowance	18,292	58,957	24,805
Increase in reserves for bonuses	---	648,669	---
Increase (decrease) in provisions for doubtful accounts	Δ9,234	14,126	Δ65,091
Interest received and dividend received	Δ25,692	Δ38,778	Δ44,529
Interest paid	15,759	11,738	34,298
Decrease / Increase in accounts receivables	Δ1,830,133	1,060,080	Δ684,218
Decrease / Increase in inventories	Δ92,723	84,091	Δ208,403
Increase / Decrease in trade payable	1,204,636	Δ839,149	1,244,239
Increase / Decrease in consumption tax, etc. payable	50,582	Δ103,771	98,552
Decrease / Increase in other assets	Δ49,124	8,172	1,580
Increase / Decrease in other debts	462,534	Δ836,648	447,706
Officers' bonuses	Δ22,419	Δ47,373	Δ22,419
Subtotal	2,162,576	2,408,335	5,983,678
Interest and dividends received	64,633	94,578	80,460
Interest paid	Δ16,950	Δ11,597	Δ36,639
Income tax, etc. payable	Δ636,262	Δ1,223,520	Δ1,205,800
Cash flow from operating activities	1,573,995	1,267,796	4,821,699
II. Cash flow from investing activities			
Income from refund of fixed deposits	138,200	121,690	153,182
Expenses to acquire tangible fixed assets	Δ809,684	Δ1,640,018	Δ1,652,086
Income from sale of tangible fixed assets	---	106	---
Expenses to purchase investment securities	Δ173,622	Δ316,829	Δ343,537
Income from sale of investment securities	---	---	179,406
Expenses of lending	Δ80,000	Δ30,000	Δ196,876
Income from collection of loans	6,285	51,549	18,900
Cash flow from investing activities	Δ918,821	Δ1,813,501	Δ1,841,011
III. Cash flow from financing activities			
Net decrease in short term loans	Δ393,417	832,477	Δ2,566,158
Income from long term loans	---	---	30,000
Expenses of repayment of long term loans	Δ57,330	Δ16,880	Δ84,610
Proceeds from equity issues	150,847	35,407	225,344
Expenses to acquire treasury stock	Δ473	Δ127	Δ588
Dividends paid	Δ284,992	Δ474,375	Δ285,889
Cash flow from financing activities	Δ585,365	376,501	Δ2,681,902
IV. Translation differences of cash and cash equivalents	Δ866	Δ265	6,595
V. Increase / Decrease in cash and cash equivalents	68,942	Δ169,468	305,380
VI. Cash and cash equivalents at start of the term	1,288,564	1,593,945	1,288,564
VII. Cash and cash equivalents of newly consolidated subsidiaries at start of the term	---	51,786	---
VIII. Cash and cash equivalents at end of the period / term	1,357,507	1,476,263	1,593,945

Arisawa Mfg. Co., Ltd.

Basic Matters for Preparation of Consolidated Financial Statements

First Half of 53rd Term (From April 1, 2000 through September 30, 2000)	First Half of 54th Term (From April 1, 2001 through September 30, 2001)	53rd Term (From April 1, 2000 through March 31, 2001)
1. Scope of consolidation (1) Number of consolidated subsidiaries: 9 The name of the consolidated subsidiaries are Arisawa Jushi Kogyo Co., Ltd., Arisawa Kenpan Co., Ltd., Arisawa Poliwork Co., Ltd., Myoko Shinko Co., Ltd., Arisawa Sporting Goods Co., Ltd., Eagle Co., Ltd., Arisawa Butsuryu, Ltd., Yuai Sangyo, Ltd. and Arisawa Fiber Glass Co., Ltd. Arisawa Fiber Glass., Ltd. was establisched in July 2000 as a consolidated subsidiary. (2) The name of the non-consolidated subsidiary is Arisawa Optic Co., Ltd. Reason for excluding the non-consolidated subsidiary above from consolidation: The company is excluded because the aggregate totals of their total assets, sales, net profit or loss (amount corresponding to the equity), and surplus (amount corresponding to the equity) do not materially affect reasonable judgments on financial position and operations of Arisawa Group, even if they are excluded from consolidation.	1. Scope of consolidation (1) Number of consolidated subsidiaries: 10 The name of the consolidated subsidiaries are Arisawa Jushi Kogyo Co., Ltd., Arisawa Kenpan Co., Ltd., Arisawa Poliwork Co., Ltd., Myoko Shinko Co., Ltd., Arisawa Sporting Goods Co., Ltd., Eagle Co., Ltd., Arisawa Butsuryu, Ltd., Yuai Sangyo, Ltd., Arisawa Fiber Glass Co., Ltd. and Colorlink Japan Co., Ltd. Colorlink Japan Co., Ltd. was included in consolidated companies due to increase of importance. (2) The name of the non-consolidated subsidiaries is Arisawa Optic Co., Ltd. Reason for excluding the non-consolidated subsidiary above from consolidation: The company is excluded because the aggregate totals of their total assets, sales, net profit or loss (amount corresponding to the equity), and surplus (amount corresponding to the equity) do not materially affect reasonable judgments on financial position and operations of Arisawa Group, even if they are excluded from consolidation.	1. Scope of consolidation (1) Number of consolidated subsidiaries: 9 The name of the consolidated subsidiaries are Arisawa Jushi Kogyo Co., Ltd., Arisawa Kenpan Co., Ltd., Arisawa Poliwork Co., Ltd., Myoko Shinko Co., Ltd., Arisawa Sporting Goods Co., Ltd., Eagle Co., Ltd., Arisawa Butsuryu, Ltd., Yuai Sangyo, Ltd. and Arisawa Fiber Glass Co., Ltd. Arisawa Fiber Glass., Ltd. was establisched in July 2000 as a consolidated subsidiary. (2) The name of the non-consolidated subsidiaries is Arisawa Optic Co., Ltd. Reason for excluding the non-consolidated subsidiary above from consolidation: The company is excluded because the aggregate totals of their total assets, sales, net profit or loss (amount corresponding to the equity), and surplus (amount corresponding to the equity) do not materially affect reasonable judgments on financial position and operations of Arisawa Group, even if they are excluded from consolidation.
2. Application of equity method (1) Companies to which the equity method is applied: 3 Affiliates: Polatechno Co., Ltd. and Taiflex Scientific Co., Ltd. (2) The non-consolidated subsidiaries, Arisawa Optic Co., Ltd. and an affiliates, Ryoyu Kogyo Co., Ltd. are excluded from the equity method because the aggregate totals of their net profit or loss and surplus do not materially affect reasonable judgments on financial position and operations of Arisawa Group. (3) Among the companies for which equity method is applied, settlement date of the interim accounting period of Taiflex Scientific Co., Ltd. (June 30, 2000) is different from settlement date of consolidated interim accounting period. Such interim financial statements of the company are therefore used for the interim accounting period of the same company.	2. Application of equity method (1) Companies to which the equity method is applied: 4 Affiliates: Polatechno Co., Ltd., Shinano Co., Ltd., Taiflex Scientific Co., Ltd. and Scalar Corporation. Scalar Corporation was included in companies to which the equity method is applied in accordance with acquisition of shares. (2) The non-consolidated subsidiaries, Arisawa Optic Co., Ltd. and three other companies and the affiliates, Ryoyu Kogyo Co., Ltd. and one other company, are excluded from the equity method because the aggregate totals of their interim net profit or loss and surplus do not materially affect reasonable judgments on financial position and operations of Arisawa Group. (3) The interim financial statements of the interim accounting period of the company in question have been used for those companies covered under the equity method whose interim settlement dates differ from the consolidated interim settlement date.	2. Application of equity method (1) Companies to which the equity method is applied: 3 Affiliates: Polatechno Co., Ltd., Shinano Co., Ltd. and Taiflex Scientific Co., Ltd. (2) The non-consolidated subsidiaries, Colorlink Japan Co., Ltd. and four other companies and the affiliates, Ryoyu Kogyo Co., Ltd. and one other company, are excluded from the equity method because the aggregate totals of their net income or loss and surplus do not materially affect reasonable judgments on financial position and operations of Arisawa Group. (3) The financial statements of the fiscal year of the company in question have been used for those companies covered under the equity method whose settlement dates differ from the consolidated settlement date.

3. Interim period items for consolidated subsidiaries Except for Arisawa Sporting Goods and Arisawa Poliwork, the settlement date of the interim accounting period for the consolidated subsidiaries is the same as the settlement date of consolidated interim period at of the Company. The closing date of the two companies for the interim period is July 31, 2000. However in preparing these consolidated interim financial statements, the interim financial statements as of July 31, 2000 are used for these two companies, but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates.	3. Interim period items for consolidated subsidiaries Except for Arisawa Sporting Goods and Arisawa Poliwork, the settlement date of the interim accounting period for the consolidated subsidiaries is the same as the settlement date of consolidated interim period at of the Company. The closing date of the two companies for the interim period is July 31, 2001. However in preparing these consolidated interim financial statements, the interim financial statements as of July 31, 2001 are used for these two companies, but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates.	3. Fiscal year items for consolidated subsidiaries Except for Arisawa Sporting Goods Co., Ltd. and Arisawa Polywork Co., Ltd., the settlement date of the fiscal term for the consolidated subsidiaries is the same as the settlement date of consolidated fiscal year of the Company. The closing date of the two companies is January 31, 2001. However in preparing these consolidated financial statements, the financial statements as of January 31, 2001 are used for Arisawa Sporting Goods Co., Ltd. and Arisawa Polywork Co., Ltd., but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates.
4. Accounting standards (1) Valuation standard and valuation method of important assets 1) Securities Other securities - Securities where a market value is available: Valued at the current price based on the market value, etc. on the closing day of the interim period. (All the revaluation balance is transferred directly to the capital stock and the sales cost is calculated in the gross average methods.) - Securities where a market value is unavailable: Valued in the gross average method at cost.	4. Accounting standards (1) Valuation standard and valuation method of important assets 1) Securities Other securities - Securities where a market value is available: Same as the left. - Securities where a market value is unavailable: Same as the left.	4. Accounting standards (1) Valuation standard and valuation method of important assets 1) Securities Other securities - Securities where a market value is available: Valued at the current price based on the market value, etc. on the closing day of the fiscal year (All the revaluation balance is transferred directly to the capital stock and the sales cost is calculated in the gross average methods.) - Securities where a market value is unavailable: Same as the left.
2) Delivertives Valued at the current price.	2) Delivertives Same as the left.	2) Delivertives Same as the left.
3) Inventories - Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost in the FIFO method, but four of the consolidated subsidiaries adopt valuation at cost in the gross average method.	3) Inventories - Finished goods, merchandise, semi-finished goods, and work-in-progress: Same as the left.	3) Inventories - Finished goods, merchandise, semi-finished goods, and work-in-progress: Same as the left.
- Raw materials and stores: Valued in the gross average method at cost.	- Raw materials and stores: Same as the left.	- Raw materials and stores: Same as the left.
(2) Depreciation method for important assets 1) Depreciation method for tangible assets The declining balance method. However, the straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998.	(2) Depreciation method for important assets 1) Depreciation method for tangible assets The declining balance method. However, the straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings & structures: 10 - 31 years Machineries & delivery equipment: 4 - 9 years	(2) Depreciation method for important assets 1) Depreciation method for tangible assets Same as the left.

2) Depreciation method for intangible assets: The straight line method is adopted. However straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	2) Depreciation method for intangible assets: Same as the left.	2) Depreciation method for intangible assets: Same as the left.
(3) Posting standards for important allowances 1) Allowance for doubtful accounts A write down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default.	(3) Posting standards for important allowances 1) Allowance for doubtful accounts In order to reserve for losses from defaults on claims, a write down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default.	(3) Posting standards for important allowances 1) Allowance for doubtful accounts Same as the left.
2) Reserve for bonuses ---	2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve.	2) Reserve for bonuses ---
3) Reserve for retirement allowances (a) The Company The expected amount at the end of the current consolidated interim accounting period on the basis of the estimated amounts of obligations for retirement benefits and pension assets as of the end of current consolidated accounting year is posted. Because the amount of pension assets at the end of the current consolidated interim accounting period exceeds the amount of allowance posted for retirement benefits, the sum of ¥33,644,000 is posted under Others in Current Assets as prepaid pension expenses. As regards the difference (¥197,694,000) due to change in the accounting standards is proportionally posed as expenses for three years. (b) Consolidated subsidiaries In order to reserve retirement benefits to employees, the expected amount at the end of this interim period has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference at the time of amendment to the accounting standards (¥34,060,000) will be charged as expenses in proportional amounts over three years.	3) Reserve for retirement allowances In order to reserve retirement benefits to employees, the expected amount at the end of this interim period has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference at the time of amendment to the accounting standards (¥231,754,000) will be charged as an extraordinary loss in proportional amounts over three years. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred.	3) Reserve for retirement allowances In order to reserve retirement benefits to employees, this has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference at the time of amendment to the accounting standards (¥231,754,000) will be charged as an extraordinary loss in proportional amounts over three years. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. The filing company will book ¥144,000 as prepaid pension expenses since the pension funds as of the end of the consolidated fiscal year exceed the amount booked as the allowance for retirement benefits.
4) Reserve for Officers' Retirement Bonuses (a) The Company In order to prepare for officers' retirement bonuses, the expected amount at the end of the consolidated interim period pursuant to the internal rules is appropriated. (b) Subsidiary Companies ---	4) Reserve for Officers' Retirement Bonuses (a) The Company Same as the left. (b) Subsidiary Companies ---	4) Reserve for Officers' Retirement Bonuses (a) The Company In order to prepare for officers' retirement bonuses, the expected amount at the end of the year pursuant to the internal rules is appropriated. (b) Subsidiary Companies ---

(4) Standards for converting important foreign currency denominated assets into yen Foreign currency denominated assets and liabilities are converted at the exchange rate for spots, etc., on the last day of the period, and the difference on conversion is entered as income or loss.	(4) Standards for converting important foreign currency denominated assets into yen Same as the left.	(4) Standards for converting important foreign currency denominated assets into yen Foreign currency denominated assets and liabilities are converted at the exchange rate for spots, etc., on the last day of the year, and the difference on conversion is entered as income or loss.
(5) Treatment of leasing transactions Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	(5) Treatment of leasing transactions Same as the left.	(5) Treatment of leasing transactions Same as the left.
(6) Method of accounting for major hedges 1) Method of hedge accounting Allocation of foreign exchange transactions 2) Method of hedging and accounts hedged The risk of exchange fluctuation in foreign currency transactions is avoided through foreign exchange contracts, which are used as a means to finalize the price of sale or the price of acquisition. 3) Hedging policy and method of effective evaluation of hedge Managing executions of foreign exchange contracts is carried out pursuant to the program for transactions denominated in foreign currency.	(6) Method of accounting for major hedges 1) Method of hedge accounting Same as the left. 2) Method of hedging and accounts hedged Same as the left. 3) Hedging policy and method of effective evaluation of hedge Same as the left.	(6) Method of accounting for major hedges 1) Method of hedge accounting Same as the left. 2) Method of hedging and accounts hedged Same as the left. 3) Hedging policy and method of effective evaluation of hedge Same as the left.
(7) Other important matters for preparation of consolidated interim financial statements 1) Method for treatment of deferred assets All the costs for new share issuance are treated as costs at the time of expenditure. 2) Accounting treatment of consumption tax, etc. Consumption taxes withheld from sales and paid upon purchasing goods and services by the Company are not included in revenues and expenses.	(7) Other important matters for preparation of consolidated interim financial statements 1) Method for treatment of deferred assets Same as the left. 2) Accounting treatment of consumption tax, etc. Same as the left.	(7) Other important matters for preparation of consolidated financial statements 1) Method for treatment of deferred assets Same as the left. 2) Accounting treatment of consumption tax, etc. Same as the left.
5. Scope of funds in consolidated cash flow statements The funds are cash, demand deposits that can be withdrawn at any time and short term investments which are easily convertible into cash that carries only a small risk of price fluctuations, and will reach the maturity dates within 3 months from the dates on which they are acquired.	5. Scope of funds in consolidated interim cash flow statements Same as the left.	5. Scope of funds in consolidated interim cash flow statements Same as the left.

Change in important basic matters for preparing consolidated interim financial statements

First Half of 53rd Term (From April 1, 2000 through September 30, 2000)	First Half of 54th Term (From April 1, 2001 through September 30, 2001)	53rd Term (From April 1, 2000 through March 31, 2001)
Lease expenses relating to lease assets were formerly booked in "sales, general and administrative expenses." Because there was a significant increase in the leased assets of the filing company, this was amended to entry as a non-operating expense from the present consolidated interim accounting period, in order to match "lease income" which was booked as non-operating income. With this change lease expenses relevant to leased assets have been booked as non-operating expenses from this consolidated interim accounting period, in the course of preparing the consolidated interim financial statements. As a result of this change, operating income has increased ¥24,567,000 in comparison to the former method. There has been no impact on ordinary income or net income prior to adjustment for taxes, etc. Moreover, the impact on segment information has been stated in the relevant location.	---	Lease expenses relating to lease assets were formerly booked in "sales, general and administrative expenses." Because there was a significant increase in the leased assets of the filing company, this was amended to entry as a non-operating expense from the present consolidated fiscal year, in order to match "lease income" which was booked as non-operating income. With this change lease expenses relevant to leased assets have been booked as non-operating expenses from this consolidated fiscal year, in the course of preparing the consolidated financial statements. As a result of this change, operating income has increased ¥58,139,000 in comparison to the former method. There has been no impact on ordinary income or net income prior to adjustment for taxes, etc. Moreover, the impact on segment information has been stated in the relevant location.

Additional Information

First Half of 53rd Term (From April 1, 2000 through September 30, 2000)	First Half of 54th Term (From April 1, 2001 through September 30, 2001)	53rd Term (From April 1, 2000 through March 31, 2001)
(Accounting of Retirement Wage) From the present consolidated interim accounting period, this report applies the accounting standards in connection with retirement wage "Opinion in Connection With Setting of Accounting Standards Concerning Retirement Wage" (Business Accounting Council, June 16, 1998). As a result the expenses for retirement wage fell by ¥81,206,000 when compared to the previously used method, and ordinary profits rose by ¥27,085,000, while net profits before taxes rose by ¥81,206,000.	---	(Accounting of Retirement Wage) From the present consolidated fiscal year, this report applies the accounting standards in connection with retirement wage "Opinion in Connection With Setting of Accounting Standards Concerning Retirement Wage" (Business Accounting Council, June 16, 1998). As a result the expenses for retirement wage fell by ¥33,432,000 when compared to the previously used method, and ordinary profits rose by ¥25,698,000, while net profits before taxes rose by ¥33,432,000. The reserve for retirement wage has been included in the statement of the reserve for retirement wage.
(Accounting of Financial Products) From the present consolidated interim accounting period, this report applies the accounting standards in connection with financial products ("Opinion in Connection With Setting of Accounting Standards Concerning Financial Products (Business Accounting Council, January 22, 1999)). This change has had only a minor impact on income. Securities held at the start of the term do not include securities for trading purposes or securities for the purpose of holding until maturity.	---	(Accounting of Financial Products) From the present consolidated fiscal year, this report applies the accounting standards in connection with financial products ("Opinion in Connection With Setting of Accounting Standards Concerning Financial Products (Business Accounting Council, January 22, 1999)). This change has had only a minor impact on income. Securities held at the start of the term do not include securities for trading purposes or securities for the purpose of holding until maturity.

(Accounting Standards for Foreign Currency Denominated Transactions) From the present consolidated interim accounting period this report applies the accounting standards in connection with foreign currency denominated transactions after revision ("Opinion in Connection With Amendment to the Accounting Standards of Foreign Currency Denominated Transactions, Etc." (Business Accounting Council, October 22, 1999)). This change has had only a minor impact on income.	---	(Accounting Standards for Foreign Currency Denominated Transactions) From the present consolidated fiscal year this report applies the accounting standards in connection with foreign currency denominated transactions after revision ("Opinion in Connection With Amendment to the Accounting Standards of Foreign Currency Denominated Transactions, Etc." (Business Accounting Council, October 22, 1999)). This change has had only a minor impact on income.
---	(Reserve for Bonuses) The estimated amount of unpaid employee bonuses included and stated in the "other" of the current liabilities has been added to the reserve for bonuses as a result of the publication of "Concerning Line Entries in Financial Statements for Unpaid Employees Bonuses" (Japanese Institute of Certified Public Accountants, February 14, 2001) of the Research Center Deliberation Data (No. 15). The estimated amount of unpaid bonuses included in "other" out of the current liabilities as of the end of the previous consolidated interim accounting period was ¥839,838,000, and the equivalent amount included in the current liabilities as of the end of the previous consolidated fiscal year was ¥801,909,000.	---
---	(Amount Added to Reserve for Bonuses) The estimated amount of unpaid employee bonuses included and stated in "bonuses" of sales, general and administrative expenses, has been entered into the amount to be added to the reserve for bonuses as a result of the publication of "Concerning Line Entries in Financial Statements for Unpaid Employees Bonuses" (Japanese Institute of Certified Public Accountants, February 14, 2001) of the Research Center Deliberation Data (No. 15). The estimated amount of unpaid bonuses to be added to the reserve for unpaid bonuses included in "bonuses" out of the sales, general and administrative expenses as of the end of the previous consolidated interim accounting period was ¥204,404,000, and the equivalent amount included in the current liabilities as of the end of the previous consolidated fiscal year was ¥183,676,000.	---

Notes
(Notes to Consolidated Interim Balance Sheet)

First Half of 53rd Term (From April 1, 2000 through September 30, 2000)	First Half of 54th Term (From April 1, 2001 through September 30, 2001)	53rd Term (From April 1, 2000 through March 31, 2001)
*1 Accumulated depreciation of tangible fixed assets: ¥14,152,956,000	*1 Accumulated depreciation of tangible fixed assets: ¥15,573,767,000	*1 Accumulated depreciation of tangible fixed assets: ¥14,842,829,000
*2 Assets provided as security and liabilities on security are as follows: (Thousands of yen) Security assets: Buildings and structures ¥2,689,906 (¥2,568,686) Machinery and equipment ¥1,540,670 (¥1,540,670) Tools and fixtures ¥28,064 (¥28,064) Land ¥416,269 (¥191,025) Investment securities ¥616,150 (-) Total ¥5,291,060 (¥4,328,446) Liabilities on security: Short tem loans ¥3,003,000 (¥2,885,000) Current portion of long term loans payable within one year ¥41,760 (¥20,960) Long term loans ¥20,600 (-) Total: ¥3,065,360 (¥2,905,960) - The figures in the brackets show mortgages of the Factory Foundation and its liabilities. - In addition to the above, the following assets are provided as replacement for deposits for operating transactions. Land ¥5,157 Investment securities ¥34,840	*2 Assets provided as security and liabilities on security are as follows: (Thousands of yen) Security assets: Buildings and structures ¥2,442,964 (¥2,337,103) Machinery and equipment ¥1,174,329 (¥1,174,329) Tools and fixtures ¥24,082 (¥24,082) Land ¥416,269 (¥191,025) Investment securities ¥397,110 (-) Total ¥4,454,755 (¥3,726,540) Liabilities on security: Short tem loans ¥1,973,000 (¥1,530,000) Current portion of long term loans payable within one year ¥21,800 (¥5,000) Long term loans ¥28,800 (¥25,000) Total: ¥2,023,600 (¥1,560,000) - The figures in the brackets show mortgages of the Factory Foundation and its liabilities. - In addition to the above, the following assets are provided as replacement for deposits for operating transactions. Land ¥5,157 Investment securities ¥18,240	*2 Assets provided as security and liabilities on security are as follows: (Thousands of yen) Security assets: Buildings and structures ¥2,558,905 (¥2,445,908) Machinery and equipment ¥1,325,174 (¥1,325,174) Tools and fixtures ¥25,360 (¥25,360) Land ¥416,269 (¥191,025) Investment securities ¥539,415 (-) Total ¥4,865,124 (¥3,987,468) Liabilities on security: Short tem loans ¥1,078,000 (¥885,000) Current portion of long term loans payable within one year ¥27,280 (¥10,480) Long term loans ¥40,200 (¥28,000) Total: ¥1,145,480 (¥923,480) - The figures in the brackets show mortgages of the Factory Foundation and its liabilities. - In addition to the above, the following assets are provided as replacement for deposits for operating transactions. Land ¥5,157 Investment securities ¥29,280
*3 Discounted amounts on trade notes receivable ¥81,722,000	*3 Discounted amounts on trade notes receivable ¥23,787,000	*3 Discounted amounts on trade notes receivable ¥86,088,000
*4 Notes Expiring as of the Last Day of the Consolidated Interim Accounting Period Notes expiring as of the last day of the consolidated interim accounting period are booked on the date of exchange of the note for accounting purposes. Since the last day of the consolidated interim accounting period is a holiday for financial institutions, the balance of notes that expire as of the last day of the consolidated interim accounting period also includes notes that expire as of the last day of the following interim accounting period. (Thousands of yen) Notes receivable: ¥220,730 Notes payable: ¥171,431	*4 Notes Expiring as of the Last Day of the Consolidated Interim Accounting Period Notes expiring as of the last day of the consolidated interim accounting period are booked on the date of exchange of the note for accounting purposes. Since the last day of the consolidated interim accounting period is a holiday for financial institutions, the balance of notes that expire as of the last day of the consolidated interim accounting period also includes notes that expire as of the last day of the following interim accounting period. (Thousands of yen) Notes receivable: ¥106,053 Notes payable: ¥287,201	*4 Notes Expiring as of the Last Day of the Consolidated Fiscal Year Notes expiring as of the last day of the consolidated fiscal year are booked on the date of exchange of the note for accounting purposes. Since the last day of the consolidated fiscal year is a holiday for financial institutions, the balance of notes that expire as of the last day of the consolidated fiscal year also includes notes that expire as of the last day of the following fiscal year. (Thousands of yen) Notes receivable: ¥224,338 Notes payable: ¥437,660
*5 Liabilities on guarantee Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (Thousands of yen) Polatechno Co., Ltd. ¥762,500 Arisawa Optic Co., Ltd. ¥98,000 Total ¥860,500 Note: Liabilities on guarantee to Polatechno Co., Ltd. includes ¥612,500,000 guaranteed by Nippon Kayaku Co., Ltd. and the Company.	*5 Liabilities on guarantee Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (Thousands of yen) Polatechno Co., Ltd. ¥204,000 Arisawa Optic Co., Ltd. ¥80,000 Total ¥284,000 Note: Liabilities on guarantee to Polatechno Co., Ltd. includes ¥154,000,000 guaranteed by Nippon Kayaku Co., Ltd. and the Company.	*5 Liabilities on guarantee Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (Thousands of yen) Polatechno Co., Ltd. ¥567,500 Arisawa Optic Co., Ltd. ¥89,000 Total ¥656,500 Note: Liabilities on guarantee to Polatechno Co., Ltd. includes ¥467,500,000 guaranteed by Nippon Kayaku Co., Ltd. and the Company.

*6 ---	*6 We have executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are the outstanding lines of credit based on these agreements as of the end of the consolidated interim accounting period: (Thousands of yen) Total amount of current account overdrafts and loan commitments ¥5,600,000 Draw-downs ¥1,280,000 Net ¥4,320,000	*6 ---

(Notes to Consolidated Interim Profit and Loss Statement)

First Half of 53rd Term (From April 1, 2000 through September 30, 2000)	First Half of 54th Term (From April 1, 2001 through September 30, 2001)	53rd Term (From April 1, 2000 through March 31, 2001)
*1 Tax effect accounting is applied to tax expenses by simplified method for the current consolidated interim accounting period. The adjusted amount of taxes are included in 'corporation taxes, residential taxes and enterprise taxes'.	*1 ---	*1 ---

(Notes to Consolidated Interim Cash Flow Statement)

First Half of 53rd Term (From April 1, 2000 through September 30, 2000)	First Half of 54th Term (From April 1, 2001 through September 30, 2001)	53rd Term (From April 1, 2000 through March 31, 2001)
Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated interim balance sheets. (Thousands of yen) Cash and deposits ¥1,415,324 Fixed term deposits for a term longer than three months △¥221,683 Securities (Money Management Fund) ¥163,866 Cash and cash equivalents ¥1,357,507	Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated interim balance sheets. (Thousands of yen) Cash and deposits ¥1,400,872 Fixed term deposits for a term longer than three months △¥85,010 Securities (Money Management Fund) ¥160,402 Cash and cash equivalents ¥1,476,263	Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated balance sheets. (Thousands of yen) Cash and deposits ¥1,640,369 Fixed term deposits for a term longer than three months △¥206,700 Securities (Money Management Fund) ¥160,277 Cash and cash equivalents ¥1,593,945

(Notes to Leasing Transaction)

First Half of 53rd Term (From April 1, 2000 through September 30, 2000)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to depreciation costs	Balance at period end
Machinery equip't & delivery equipment	18,606	12,014	5,691
Tools and fixtures	203,238	93,184	110,054
others	91,847	25,556	66,291
Total	313,692	130,755	182,936

(Notes) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance the end of interim period.

2. Prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥60,173
More than 1 year	¥122,764
Total:	¥182,936

(Note) The prepaid lease balance at the end of the interim period is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of interim period.

3. Prepaid lease payments and equivalent depreciation costs: (Thousands of yen)

Prepaid lease payments:	¥29,741
Equivalent depreciation cost:	¥29,741

4. Method for calculating equivalent depreciation cost:
The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

First Half of 54th Term (From April 1, 2001 through September 30, 2001)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to depreciation costs	Balance at period end
Machinery equip't & delivery equipment	21,906	14,725	7,180
Tools and fixtures	219,388	134,966	84,422
others	119,199	46,814	72,384
Total	360,493	196,506	163,987

(Notes) Same as the left.

2. Prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥63,782
More than 1 year	¥100,205
Total:	¥163,987

(Note) Same as the left.

3. Prepaid lease payments and equivalent depreciation costs: (Thousands of yen)

Prepaid lease payments:	¥34,470
Equivalent depreciation cost:	¥34,470

4. Method for calculating equivalent depreciation cost: Same as the left.

53rd Term (From April 1, 2000 through March 31, 2001)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to depreciation costs	Balance at term end
Machinery equip't & delivery equipment	18,606	13,342	5,263
Tools and fixtures	219,388	113,313	106,074
others	110,391	34,964	75,426
Total	348,386	161,621	186,765

(Notes) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance the end of term.

2. Prepaid lease balance at the end of term

(Thousands of yen)

Less than 1 year	¥65,609
More than 1 year	¥121,156
Total:	¥186,765

(Note) The prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of term.

3. Prepaid lease payments and equivalent depreciation costs: (Thousands of yen)

Prepaid lease payments:	¥60,972
Equivalent depreciation cost:	¥60,972

4. Method for calculating equivalent depreciation cost: Same as the left.

Arisawa Mfg. Co., Ltd.

(Notes to Securities Relation)

Previous consolidated interim accounting period (as of September 30, 2000)
1. Other Securities bearing the Market Value

(Thousands of yen)

Type of Securities	Acquisition Cost	Value shown on the Consolidated Interim Balance Sheet	Balance
Equity Shares	1,057,614	2,152,337	1,094,723
Others	162,349	156,618	△5,731
Total	1,219,963	2,308,955	1,088,992

2. Major Securities Non-bearing the Market Value

(Thousands of yen)

Type of Securities	Value shown on the Consolidated Interim Balance Sheet
Other Securities	
Money Management Fund	163,866
Unlisted Securities (excluding OTC shares)	373,390
Unlisted Bonds	162,000

Current consolidated interim accounting period (as of September 30, 2001)
1. Other Securities bearing the Market Value

(Thousands of yen)

Type of Securities	Acquisition Cost	Value shown on the Consolidated Interim Balance Sheet	Balance
Equity Shares	1,139,746	1,541,147	401,400
Others	162,155	139,070	△23,084
Total	1301,901	1,680,218	378,316

2. Major Securities Non-bearing the Market Value

(Thousands of yen)

Type of Securities	Value shown on the Consolidated Interim Balance Sheet
Other Securities	
Money Management Fund	160,402
Unlisted Securities (excluding OTC shares)	490,765

Previous consolidated fiscal year (as of March 31, 2001)
1. Other Securities bearing the Market Value

(Thousands of yen)

Type of Securities	Acquisition Cost	Value shown on the Consolidated Balance Sheet	Balance
Equity Shares	1,117,480	2,188,594	1,071,113
Others	162,155	150,949	△11,205
Total	1,279,636	2,339,543	1,059,907

2. Major Securities Non-bearing the Market Value

(Thousands of yen)

Type of Securities	Value shown on the Consolidated Balance Sheet
Other Securities	
Money Management Fund	160,277
Unlisted Securities (excluding OTC shares)	508,745

Arisawa Mfg. Co., Ltd.

(Derivative Transaction)

Previous Consolidated Interim Accounting Period (As of September 30, 2000) (Thousands of yen)

Type of Product	Type of Transaction	Contract Amount	Current Price	Valuation Loss/Gain
Currency	Exchange Contracts in buying US$	243,860	247,215	Δ3,355

Note: Excluding delivertive transaction that are covered under hedge accounting.

Current consolidated interim accounting period (as of September 30, 2001)
No applicable matters except delivertive transaction that are covered under hedge accounting.

Previous consolidated fiscal year (as of March 31, 2001)
No applicable matters except delivertive transaction that are covered under hedge accounting.

(Segment Information)
Segment Information by Business Category

(Thousands of yen)

Previous consolidated interim accounting period (From April 1, 2000 through September 30, 2000)					
	Manufacture & sale of industrial materials	Other businesses	Total	Elimination or all companies	Consolidation
Sales					
(1) Sales to outside customers	14,610,888	603,010	15,213,898	---	15,213,898
(2) Inter-segmental internal sales or transfers	30,106	---	30,106	(30,106)	---
Total	14,640,994	603,010	15,244,004	(30,106)	15,213,898
Operating expenses	12,890,657	533,964	13,424,622	(45,982)	13,378,639
Operating Income	1,750,337	69,045	1,819,382	15,875	1,835,258

Notes: 1. *Segmentation of businesses*
Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into each business category*

Business category	Main products, etc.
Manufacture and sale of industrial materials, etc.	Manufacture and sale of electronic materials, optical materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf training courses, and purchase and sale of sports and recreation equipment

3. *Regarding the rent payment for rent assets which were used to included in 'sales cost or cost for general management', it is treated as non-operating payment from the current consolidated interim accounting period because the rent assets of the Company has been greatly increased and to correspond to 'rent income' in the non-operating income. In accordance with this change, the rent payment regarding rent assets is treated as the non-operating costs from the current interim accounting period. As a result, the operating income increased ¥24,567,000 compared with the previous method in the manufacture and sales business of the industrial-use materials.*

(Thousands of yen)

Current consolidated interim accounting period (From April 1, 2001 through September 30, 2001)					
	Manufacture & sale of industrial materials	Other businesses	Total	Elimination or all companies	Consolidation
Sales					
(1) Sales to outside customers	14,159,739	498,070	14,657,809	---	14,657,809
(2) Inter-segmental internal sales or transfers	49,924	---	49,924	(49,924)	---
Total	14,209,663	498,070	14,707,734	(49,924)	14,657,809
Operating expenses	12,519,876	485,791	13,005,667	(40,456)	12,965,211
Operating Income	1,689,786	12,279	1,702,066	(9,467)	1,692,598

Notes: 1. Segmentation of businesses

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. Main products categorized into each business category

Business category	Main products, etc.
Manufacture and sale of industrial materials, etc.	Manufacture and sale of electronic materials, optical materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf training courses, and purchase and sale of sports and recreation equipment

(Thousands of yen)

Previous consolidated fiscal year (From April 1, 2000 through March 31, 2001)					
	Manufacture & sale of industrial materials	Other businesses	Total	Elimination or all companies	Consolidation
Sales					
(1) Sales to outside customers	29,613,012	1,078,007	30,691,019	---	30,691,019
(2) Inter-segmental internal sales or transfers	40,503	---	40,503	(40,503)	---
Total	29,653,515	1,078,007	30,731,523	(40,503)	30,691,019
Operating expenses	25,883,973	1,050,534	26,934,508	(66,205)	26,868,302
Operating Income	3,769,542	27,472	3,797,015	(25,701)	3,822,716

Notes: 1. Segmentation of businesses

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. Main products categorized into each business category

Business category	Main products, etc.
Manufacture and sale of industrial materials, etc.	Manufacture and sale of electronic materials, optical materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf training courses, and purchase and sale of sports and recreation equipment

3. Regarding the rent payment for rent assets which were used to included in 'sales cost or cost for general management', it is treated as non-operating payment from the current consolidated fiscal year because the rent assets of the Company has been greatly increased and to correspond to 'rent income' in the non-operating income. In accordance with this change, the rent payment regarding rent assets is treated as the non-operating costs from the current fiscal year. As a result, the operating income increased ¥58,139,000 compared with the previous method in the manufacture and sales business of the industrial-use materials.

Arisawa Mfg. Co., Ltd.

(Segment Information by Region)

Because Arisawa Goup has no consolidated subsidiaries and branches in overseas countries, there are no applicable matters in the previous and current consolidated interim accounting periods and previous consolidated fiscal year.

(Overseas Sales)

Previous consolidated interim accounting period (From April 1, 2000 through September 30, 2000)

	Asia	North America	Other Region	Total
I Overseas sales (Thousands of yen)	2,456,153	1,917,896	488,500	4,862,550
II Consolidated sales (Thousands of yen)	-----	-----	-----	15,213,898
III Proportion of overseas sales as in proportion to consolidated sales (%)	16.2	12.6	3.2	32.0

Current consolidated interim accounting period (From April 1, 2001 through September 30, 2001)

	Asia	North America	Other Region	Total
I Overseas sales (Thousands of yen)	2,302,779	2,176,311	462,363	4,941,455
II Consolidated sales (Thousands of yen)	-----	-----	-----	14,657,809
III Proportion of overseas sales as in proportion to consolidated sales (%)	15.7	14.8	3.2	33.7

Previous consolidated fiscal year (From April 1, 2000 through March 31, 2001)

	Asia	North America	Other Region	Total
I Overseas sales (Thousands of yen)	5,000,262	3,583,062	863,376	9,446,702
II Consolidated sales (Thousands of yen)	-----	-----	-----	30,691,019
III Proportion of overseas sales as in proportion to consolidated sales (%)	16.3	11.7	2.8	30.8

Note: *1. The regions are segmented by proximity.*

2. The respective regions are composed of the following countries.

Asia: Korea, China, Taiwan and Malaysia, etc.

North America: USA and Canada

3. Overseas sales are the sales by the Company to respective regions (including indirect exports).

(Per share information)

	Previous Consolidated Interim Accounting Period	Current Consolidated Interim Accounting Period	Previous Consolidated Fiscal Year
Net asset per share	¥955.90	¥956.51	¥1,040.82
Basic earnings per share	¥77.08	¥57.98	¥159.98
Fully diluted earnings per share	¥77.02	¥57.93	¥159.81

Arisawa Mfg. Co., Ltd.

(Important matters after closing the accounts)

First Half of 53rd Term (From April 1, 2000 through September 30, 2000)	First Half of 54th Term (From April 1, 2001 through September 30, 2001)	53rd Term (From April 1, 2000 through March 31, 2001)
---	The Company issued new shares as of December 18, 2001 in accordance with the resolution made at the Board of Directors Meeting held on November 28, 2001 as follows: 1. Number of shares increased due to new share issuance: 2,500,000 common stocks 2. Method of Public Offering: In domestic and foreign markets except U.S. 3. Issue Price: ¥1,932 4. Total amount of issuance: ¥4,830,000,000 5. Amount transferred to Capital ¥966 6. Initial Date in reckoning: October 1, 2001 7. Purpose of capital increase: It will be used for mid-long term investments in facilities.	---

(2) Others

No applicable matters

2. Interim Financial Statements, etc.

(1) Interim Financial Statements

1) Interim Balance Sheet

(Thousands of yen)

Item \ Term	As of the end of previous interim accounting period (As of September 30, 2000) Amount		Ratio %	As of the end of current interim accounting period (As of September 30, 2001) Amount		Ratio %	Summary of Balance Sheet of previous fiscal year (as of March 31, 2001) Amount		Ratio %
(Asset)									
I. Current Assets									
1. Cash and deposits	794,854			886,681			850,116		
2. Trade notes receivable *6	1,927,343			1,863,899			2,076,910		
3. Accounts receivable	8,419,840			6,585,686			7,305,614		
4. Treasury stock	138			---			---		
5. Inventories	2,010,233			1,920,548			2,219,946		
6. Deferred tax assets	116,172			274,782			274,782		
7. Others *7	1,711,811			326,642			263,092		
Allowance for doubtful accounts	Δ 8,524			Δ 8,831			Δ 5,862		
Total Current Assets		14,971,869	51.2		11,849,409	42.6		12,984,600	44.7
II. Fixed Assets									
(1) Tangible fixed assets									
1. Buildings *1*2	3,798,849			4,336,428			3,792,299		
2. Machinery and equipment *1*2	3,205,023			3,815,969			2,989,222		
3. Land *2	1,582,105			1,583,645			1,583,645		
4. Construction in progress	517,101			437,302			1,412,182		
5. Others *1*2	445,737			491,014			451,752		
Total Tangible Fixed Assets	9,548,816			10,664,361			10,229,102		
(2) Intangible Fixed Assets	13,662			12,767			13,157		
(3) Investments and Other Assets									

1. Investment securities *2	2,833,866			2,168,763			2,845,524		
2. Securities of affiliates	1,491,195			1,791,195			1,491,195		
3. Others	424,534			1,395,372			1,541,567		
Allowance for doubtful accounts	Δ 61,490			Δ 75,741			Δ 70,388		
Total Investment and other Assets	4,688,104			5,279,589			5,807,899		
Total Fixed Assets		14,250,584	48.8		15,956,719	57.4		16,050,159	55.3
Total Assets		29,222,453	100.0		27,806,128	100.0		29,034,759	100.0
(Liabilities)									
I. Current Liabilities									
1. Trade notes payable *6	3,815,489			3,218,386			3,743,355		
2. Accounts payable	2,611,140			2,330,327			2,570,473		
3. Short-term loans payable *2	3,026,800			1,621,800			891,800		
4. Income taxes, etc. payable	686,404			711,501			1,058,564		
5. Trade notes payable re facilities	751,609			959,271			1,298,490		
6. Reserve for bonuses	---			496,608			---		
7. Others	1,666,746			883,648			1,701,040		
Total Current Liabilities		12,558,190	43.0		10,221,544	36.8		11,263,724	38.8
II. Fixed Liabilities									
1. Long-term loans payable *2	20,600			3,800			12,200		
2. Deferred tax liabilities	323,327			52,356			342,060		
3. Reserve for officers'retirement allowance	218,287			136,096			228,348		
4. Reserve for retirement bonus	---			52,348			---		
5. Others	5,400			9,105			5,400		
Total Fixed Liabilities		567,615	1.9		253,706	0.9		588,008	2.0
Total Liabilities		13,125,806	44.9		10,475,250	37.7		11,851,732	40.8
(Shareholders' Equity)									
I. Capital Stock		3,838,947	13.1		3,894,116	14.0		3,876,350	13.4
II. Capital Reserve		2,951,358	10.1		3,006,479	10.8		2,988,713	10.3
III. Revenue Reserve		693,262	2.4		748,262	2.7		693,262	2.4
IV. Other Surplus									
(1) Voluntary reserve	6,665,343			7,916,847			6,665,343		
(2) Unappropriated retained earnings at the end of term	1,320,696			1,528,638			2,318,459		
Total other surplus		7,986,039	27.3		9,445,485	34.0		8,983,803	30.9
V. Other Securities Evaluation Balance		627,038	2.2		236,532	0.8		640,896	2.2
Total Shareholders' Equity		16,096,647	55.1		17,330,877	62.3		17,183,026	59.2
Total Liabilities and Shareholders' Equity		29,222,453	100.0		27,806,128	100.0		29,034,759	100.0

2) Interim Profit and Loss Statement

Item \ Term	First Half of 53rd Term (From April 1, 2000 through September 30, 2000)			First Half of 54th Term (From April 1, 2001 through September 30, 2001)			Summary of Consolidated Profit and Loss Statement of 53rd Term (From April 1, 2000 through March 31, 2001)		
	Amount		Ratio %	Amount		Ratio %	Amount		Ratio %
I. Sales		13,560,499	100.0		13,266,658	100.0		27,518,384	100.0
II. Cost of Goods Sold		10,797,991	79.6		10,573,502	79.7		21,991,209	80.0
Gross Profit on Sales		2,762,508	20.4		2,693,156	20.3		5,527,175	20.0
III. Selling, Gen. & Adm. Expenses		1,126,276	8.3		1,078,869	8.1		2,228,632	8.1
Operating Income		1,636,231	12.1		1,614,286	12.2		3,298,542	11.9
IV. Non-operating Revenue*1		310,074	2.3		429,576	3.2		681,295	2.5
V. Non-operating Expenses		184,669	1.4		241,061	1.8		451,202	1.6
Ordinary Income *2		1,761,635	13.0		1,802,801	13.6		3,528,636	12.8
VI. Extraordinary Profit *3		10,295	0.1		---	---		6,702	0.0
VII. Extraordinary Loss *4		66,072	0.5		41,705	0.3		116,155	0.4
- Income before taxes		1,705,858	12.6		1,761,095	13.3		3,419,183	12.4
- Income taxes, inhabitant taxes and business taxes payable *5	700,632			724,412			1,566,000		
- Adjustment of Income tax, etc. *6		700,632	5.2	---	724,412	5.5	Δ149,805	1,416,194	5.1
- Net income		1,005,225	7.4		1,036,683	7.8		2,002,989	7.3
- Profit brought forward from the previous term		315,470			491,954			315,470	
- Unappropriated regained earnings at the end of term		1,320,696			1,528,638			2,318,459	

Important basic matters for preparing Interim Financial Statements

First Half of 53rd Term (From April 1, 2000 through September 30, 2000)	First Half of 54th Term (From April 1, 2001 through September 30, 2001)	53rd Term (From April 1, 2000 through March 31, 2001)
1. Valuation standard and method of valuing assets: (1) Serutities (a) Securities of the subsidiaries and affiliated companies: Valued at cost using the gross average method	1. Valuation standard and method of valuing assets: (1) Serutities (a) Securities of the subsidiaries and affiliated companies: Same as the left.	1. Valuation standard and method of valuing assets: (1) Serutities (a) Securities of the subsidiaries and affiliated companies: Same as the left.
(b) Other Securities: - Securities where a market value is available: Valued at the current price based on the market value on the interim closing day, etc. (All the revaluation balance is transferred directly to the capital stock and the sales cost is calculated in the gross average methods.)	(b) Other Securities: - Securities where a market value is available: Same as the left.	(b) Other Securities: - Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All the revaluation balance is transferred directly to the capital stock and the sales cost is calculated in the gross average methods.)
- Securities where a market value is unavailable: Valued in the gross average method at cost.	- Securities where a market value is unavailable: Same as the left.	- Securities where a market value is unavailable: Same as the left.
(2) Delivatives: Valued at the current price.	(2) Delivatives: Same as the left.	(2) Delivatives: Same as the left.

(3) Inventories: - Finished goods/Merchandise/Semi-finished goods/Work in progress: Cost method using first-in, first-out method. - Raw materials/Stores: Cost method using gross average method.	(3) Inventories: - Finished goods/Merchandise/Semi-finished goods/Work in progress: Same as the left. - Raw materials/Stores: Same as the left.	(3) Inventories: - Finished goods/Merchandise/Semi-finished goods/Work in progress: Same as the left. - Raw materials/Stores: Same as the left.
2. Depreciation method for fixed assets (1) Tangible fixed assets: Declining balance method The straight line depreciation method is used for buildings acquired after 1st April, 1998 (excluding facilities connected to buildings).	2. Depreciation method for fixed assets (1) Tangible fixed assets: Declining balance method The straight line depreciation method is used for buildings acquired after 1st April, 1998 (excluding facilities connected to buildings). The durable length of time is as follows: - Buildings & structures: 15 - 31 years - Machineries & delivery equipment: 8 - 9 years	2. Depreciation method for fixed assets (1) Tangible fixed assets: Same as the left.
(2) Intangible fixed assets: Straight line method However, the straight line method is used for the useful life where software of its own use can be used in-house (5 years).	(2) Intangible fixed assets: Same as the left.	(2) Intangible fixed assets: Same as the left.
3. Posting standard for allowances: (1) Allowance for doubtful accounts: A write down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the possibility of collection in each instance for specified claims such as those which present concerns about default.	3. Posting standard for allowances: (1) Allowance for doubtful accounts: In order to reserve for losses from defaults on claims, a write down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the possibility of collection in each instance for specified claims such as those which present concerns about default.	3. Posting standard for allowances: (1) Allowance for doubtful accounts: Same as the left.
(2) ---	(2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve.	(2) ---
(3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the current interim accounting period has been booked in order to provide for retirement benefits to employees. Since the pension assets as of the end of the current interim accounting period exceed the amount of the reserve for retirement benefits, ¥33,644,000 has been booked as a prepaid pension expense in 'Others' category of current assets. The difference occurring at the time of amending accounting standards (¥197,694,000) will be amortized in proportional amounts in three years, as an extraordinary expense.	(3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the current interim accounting period has been booked in order to provide for retirement benefits to employees. The difference occurring at the time of amending accounting standards (¥197,694,000) will be amortized in proportional amounts in three years, as an extraordinary expense. The difference based on actuarial accounting will be expensed from the following fiscal year, using the straight-line method over a certain number of years (5 years), within the average period of remaining service.	(3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the fiscal year has been booked in order to provide for retirement benefits to employees. Since the pension assets as of the end of this fiscal year exceed the amount of the reserve for retirement benefits, ¥144,000 has been booked as a prepaid pension expense. The difference occurring at the time of amending accounting standards (¥197,694,000) will be amortized in proportional amounts in three years, as an extraordinary expense. The difference based on actuarial accounting will be expensed from the following fiscal year, using the straight-line method over a certain number of years (5 years), within the average period of remaining service.
(4) Reserve for officers' retirement bonuses In order to prepare for expenses of officers' retirement bonuses, the amount to be paid at the end of the interim accounting period pursuant to the internal rules is booked as reserve.	(4) Reserve for officers' retirement bonuses Same as the left.	(4) Reserve for officers' retirement bonuses In order to prepare for expenses of officers' retirement bonuses, the amount to be paid at the end of the term pursuant to the internal rules is booked as reserve.

4. Standards for converting foreign currency denominated assets and liabilities into Japanese yen Foreign currency denominated assets and liabilities are converted at the exchange rate for spots, etc., on the last day of the interim accounting period, and the difference on conversion is entered as income or loss.	4. Standards for converting foreign currency denominated assets and liabilities into Japanese yen Same as the Left.	4. Standards for converting foreign currency denominated assets and liabilities into Japanese yen Foreign currency denominated assets and liabilities are converted at the exchange rate for spots, etc., on the last day of the term, and the difference on conversion is entered as income or loss.
5. Treatment of leasing transactions Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	5. Treatment of leasing transactions Same as the left.	5. Treatment of leasing transactions Same as the left.
6. Method of accounting for major hedges (1) Method of hedge accounting Allocation of foreign exchange transactions (2) Method of hedging and accounts hedged The risk of exchange fluctuation in foreign currency transactions is avoided through foreign exchange contracts, which are used as a means to finalize the price of sale or the price of acquisition. (3) Hedging policy and method of effective evaluation of hedge To aim at avoiding the risk of exchange fluctuation, managing executions of foreign exchange contracts is carried out pursuant to the program for transactions denominated in foreign currency.	6. ---	6. ---
7. Other important matters for preparation of consolidated financial statements (1) Method for treatment of deferred assets All the costs for new share issuance are treated as costs at the time of expenditure. (2) Accounting treatment of consumption tax, etc. Consumption taxes withheld from sales and paid upon purchasing goods and services by the Company are not included in revenues and expenses.	7. Other important matters for preparation of consolidated financial statements (1) Method for treatment of deferred assets Same as the left. (2) Accounting treatment of consumption tax, etc. Same as the left.	7. Other important matters for preparation of consolidated financial statements (1) Method for treatment of deferred assets Same as the left. (2) Accounting treatment of consumption tax, etc. Same as the left.

Arisawa Mfg. Co., Ltd.

Changes in Basic Matters for Preparation of Consolidated Financial Statements

First Half of 53rd Term (From April 1, 2000 through September 30, 2000)	First Half of 54th Term (From April 1, 2001 through September 30, 2001)	53rd Term (From April 1, 2000 through March 31, 2001)
Formerly lease costs in connection with leased assets were booked within "sales, general and administrative expenses." In July 2000, there was a significant increase in leased assets since we established our subsidiary Arisawa Fiberglass, Co., Ltd., and leased manufacturing equipment to this company in connection with the business of manufacturing glass cloth. Consequently the lease fees and lease costs in connection with the leased assets have greater monetary significance, we have changed to booking the lease costs as non-operating expenses from the current interim accounting period, to conform to the booking of the lease fees as non-operating income. This amendment has increased operating income by ¥107,692,000 over the previous method. Nevertheless this change has no effect on ordinary income or net income before taxes.	---	Formerly lease costs in connection with leased assets were booked within "sales, general and administrative expenses." In July 2000, there was a significant increase in leased assets since we established our subsidiary Arisawa Fiberglass, Co., Ltd., and leased manufacturing equipment to this company in connection with the business of manufacturing glass cloth. Consequently the lease fees and lease costs in connection with the leased assets have greater monetary significance, we have changed to booking the lease costs as non-operating expenses from the present fiscal year, to conform to the booking of the lease fees as non-operating income. This amendment has increased operating income by ¥334,119,000 over the previous method. Nevertheless this change has no effect on ordinary income or net income before taxes.

Change in Method of Notation

First Half of 53rd Term (From April 1, 2000 through September 30, 2000)	First Half of 54th Term (From April 1, 2001 through September 30, 2001)	53rd Term (From April 1, 2000 through March 31, 2001)
1. Investment securities were classified as 'Investment and other assets' for the previous interim accounting period. However, at the end of the current interim accounting period investment securities exceeded 5% of the total assets. As a result, they are shown under a separate item. 'Investment securities' at the end of the previous interim accounting period amounted to ¥713,083,000.	1. ---	1. ---
2. Securities of related companies were classified as 'Investment and other assets' for the previous interim accounting period. However, at the end of the current interim accounting period securities of related companies exceeded 5% of the total assets. As a result, they are shown under a separate item. 'Securities of related companies' at the end of the previous interim accounting period amounted to ¥842,500,000.	2. ---	2. ---
3. ---	3. Formerly treasury shares were listed as "treasury shares." During this fiscal year, however, a change was made to the number of shares in one unit, which led to a significant decline in the amount to be booked, and consequently treasury shares are included in the "other" category of current assets. Treasury shares as of the end of the current interim accounting period were ¥317,000.	3. Formerly treasury shares were listed as "treasury shares." During this fiscal year, however, a change was made to the number of shares in one unit, which led to a significant decline in the amount to be booked, and consequently treasury shares are included in the "other" category of current assets. Treasury shares as of the end of this fiscal year were ¥245,000.

Additional Information

First Half of 53rd Term (From April 1, 2000 through September 30, 2000)	First Half of 54th Term (From April 1, 2001 through September 30, 2001)	53rd Term (From April 1, 2000 through March 31, 2001)
(Accounting of Retirement Benefits) From the present interim accounting period, this report applies the accounting standards in connection with retirement benefits ("Opinion In Connection With Setting of Accounting Standards Concerning Retirement Benefits" (Business Accounting Council, June 16, 1998)). As a result the expenses for retirement benefits fell by ¥87,975,000 when compared to the previously used method, and ordinary profits rose by ¥28,177,000, while net profits before taxes rose by ¥87,975,000.	---	(Accounting of Retirement Benefits) From the present fiscal year, this report applies the accounting standards in connection with retirement benefits ("Opinion In Connection With Setting of Accounting Standards Concerning Retirement Benefits" (Business Accounting Council, June 16, 1998)). As a result the expenses for retirement benefits fell by ¥46,714,000 when compared to the previously used method, and ordinary profits rose by ¥27,627,000, while net profits before taxes rose by ¥46,714,000.
(Accounting of Financial Products) From the present interim accounting period, this report applies the accounting standards in connection with financial products ("Opinion in Connection With Setting of Accounting Standards Concerning Financial Products" (Business Accounting Council, January 22, 1999)). This change has had only a minor impact on income. Securities held at the start of the term do not include securities for trading purposes or securities for the purpose of holding until maturity.	---	(Accounting of Financial Products) From the present fiscal year, this report applies the accounting standards in connection with financial products ("Opinion in Connection With Setting of Accounting Standards Concerning Financial Products" (Business Accounting Council, January 22, 1999)). This change has had only a minor impact on income. Securities held at the start of the term do not include securities for trading purposes or securities for the purpose of holding until maturity.
(Accounting Standards for Foreign Currency Denominated Transactions) From the present interim accounting period this report applies the accounting standards in connection with foreign currency denominated transactions after revision ("Opinion in Connection With Amendment to the Accounting Standards of Foreign Currency Denominated Transactions, Etc." (Business Accounting Council, October 22, 1999)). This change has had only a minor impact on income.		(Accounting Standards for Foreign Currency Denominated Transactions) From the present fiscal year this report applies the accounting standards in connection with foreign currency denominated transactions after revision ("Opinion in Connection With Amendment to the Accounting Standards of Foreign Currency Denominated Transactions, Etc." (Business Accounting Council, October 22, 1999)). This change has had only a minor impact on income.
---	(Reserve for Bonuses) The estimated amount of unpaid employee bonuses included and stated in the "other" of the current liabilities has been added to the reserve for bonuses as a result of the publication of "Concerning Line Entries in Financial Documents for Unpaid Employees Bonuses" (Japanese Institute of Certified Public Accountants, February 14, 2001) of the Research Center Deliberation Data (No. 15). The estimated amount of unpaid bonuses included in "other" out of the current liabilities as of the end of the previous consolidated interim period was ¥639,565,000 and the equivalent amount included in the current liabilities as of the end of the previous consolidated fiscal year was ¥633,584,000.	---

Notes
(Notes to Interim Balance Sheet)

First Half of 53rd Term (From April 1, 2000 through September 30, 2000)	First Half of 54th Term (From April 1, 2001 through September 30, 2001)	53rd Term (From April 1, 2000 through March 31, 2001)
*1 Accumulated depreciation of tangible fixed assets: ¥13,071,561,000	*1 Accumulated depreciation of tangible fixed assets: ¥14,415,432,000	*1 Accumulated depreciation of tangible fixed assets: ¥13,727,802,000
*2 The assets mortgaged as security and the liabilities with securities are as follows: The assets mortgaged as securities: (Thousands of yen) Buildings ¥2,445,745(¥2,445,745) Structures ¥122,941 (¥122,941) Machinery and Equipment ¥1,540,670(¥1,540,670) Tools and fixtures ¥28,064 (¥28,064) Land ¥258,342 (¥191,025) Investment Securities ¥616,150 (---) Total ¥5,011,913(¥4,328,446) The liabilities with securities: (Thousands of yen) Short-term debts ¥2,600,000(¥2,600,000) Long-term debts due payment within one year ¥16,800 (---) Long-term debts ¥20,600 (---) Total ¥2,637,400(¥2,600,000) - The amounts in brackets indicate factory's mortgages and its liabilities concerned. - In addition to the above, the following assets are provided as securities for business transaction: (Thousands of yen) Land ¥5,157 Investment Securities ¥34,840	*2 The assets mortgaged as security and the liabilities with securities are as follows: The assets mortgaged as securities: (Thousands of yen) Buildings ¥2,236,243(¥2,236,243) Structures ¥100,859 (¥100,859) Machinery and Equipment ¥1,174,329(¥1,174,329) Tools and fixtures ¥24,082 (¥24,082) Land ¥258,342 (¥191,025) Investment Securities ¥397,110 (---) Total ¥4,190,967(¥3,726,540) The liabilities with securities: (Thousands of yen) Short-term debts ¥1,455,000(¥1,130,000) Long-term debts due payment within one year ¥16,800 (---) Long-term debts ¥3,800 (---) Total ¥1,475,600(¥1,130,000) - The amounts in brackets indicate factory's mortgages and its liabilities concerned. - In addition to the above, the following assets are provided as securities for business transaction: (Thousands of yen) Land ¥5,157 Investment Securities ¥18,240	*2 The assets mortgaged as security and the liabilities with securities are as follows: The assets mortgaged as securities: (Thousands of yen) Buildings ¥2,334,686 (¥2,334,686) Structures ¥111,222 (¥111,222) Machinery and Equipment ¥1,325,174 (¥1,325,174) Tools and fixtures ¥25,360 (¥25,360) Land ¥258,342 (¥191,025) Investment Securities ¥539,415 (---) Total ¥4,594,200 (¥3,987,468) The liabilities with securities: (Thousands of yen) Short-term debts ¥725,000 (¥650,000) Long-term debts due payment within one year ¥16,800 (---) Long-term debts ¥12,200 (---) Total ¥754,000 (¥650,000) - The amounts in brackets indicate factory's mortgages and its liabilities concerned. - In addition to the above, the following assets are provided as securities for business transaction: (Thousands of yen) Land ¥5,157 Investment Securities ¥29,280
3. Liability for guarantee (1) Guarantee for affiliated companies' borrowings from financial institutions (Thousands of yen) Polatechno Co., Ltd. ¥762,500 Arisawa Sporting Goods Co., Ltd. ¥285,000 Arisawa Optic Co., Ltd. ¥98,000 Eagle Co., Ltd. ¥24,960 Total ¥1,170,460 Note: ¥612,500,000 of Polatechno's guaranteed liabilities is guaranteed by Nippon Kayaku Co., Ltd. and the Company. (2) Guarantee for affiliated companies' liabilities for stocking from the customer companies: (Thousands of yen) Arisawa Kenpan Co., Ltd. ¥5,383	3. Liability for guarantee (1) Guarantee for affiliated companies' borrowings from financial institutions (Thousands of yen) Polatechno Co., Ltd. ¥204,000 Arisawa Sporting Goods Co., Ltd. ¥280,000 Arisawa Optic Co., Ltd. ¥80,000 Eagle Co., Ltd. ¥30,000 Total ¥594,000 Note: ¥154,000,000 of Polatechno's guaranteed liabilities is guaranteed by Nippon Kayaku Co., Ltd. and the Company. (2) Guarantee for affiliated companies' liabilities for stocking from the customer companies: (Thousands of yen) Arisawa Kenpan Co., Ltd. ¥8,550	3. Liability for guarantee (1) Guarantee for affiliated companies' borrowings from financial institutions (Thousands of yen) Polatechno Co., Ltd. ¥567,500 Arisawa Sporting Goods Co., Ltd. ¥280,000 Arisawa Optic Co., Ltd. ¥89,000 Eagle Co., Ltd. ¥38,480 Total ¥974,980 Note: ¥467,500,000 of Polatechno's guaranteed liabilities is guaranteed by Nippon Kayaku Co., Ltd. and the Company. (2) Guarantee for affiliated companies' liabilities for stocking from the customer companies: (Thousands of yen) Arisawa Kenpan Co., Ltd. ¥12,777

4. ---	4. We have executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are the outstanding lines of credit based on these agreements as of the end of the interim consolidated accounting period: (Thousands of yen) - Total amount of current account overdrafts and loan commitments ¥5,600,000 - Draw-downs ¥1,280,000 Net ¥4,320,000	4. ---
5. Consumption tax payable and consumption tax receivable are offset and the after-the-offset amounts are included in the 'Other' category of current liabilities.	5. Same as the left.	5. ---
6. Notes Expiring as of the Last Day of the Consolidated Interim Period Notes expiring as of the last day of the consolidated interim period are booked on the date of exchange of the note for accounting purposes. Since the last day of the consolidated interim period is a holiday for financial institutions, the balance of notes that expire as of the last day of the consolidated interim period also includes notes that expire as of the last day of the following interim period. (Thousands of yen) Notes receivable: ¥180,532 Notes payable: ¥190,114	6. Notes Expiring as of the Last Day of the Consolidated Interim Period Notes expiring as of the last day of the consolidated interim period are booked on the date of exchange of the note for accounting purposes. Since the last day of the consolidated interim period is a holiday for financial institutions, the balance of notes that expire as of the last day of the consolidated interim period also includes notes that expire as of the last day of the following interim period. (Thousands of yen) Notes receivable: ¥105,065 Notes payable: ¥274,107	6. Notes Expiring as of the Last Day of the Consolidated Fiscal Year Notes expiring as of the last day of the consolidated fiscal year are booked on the date of exchange of the note for accounting purposes. Since the last day of the consolidated fiscal year is a holiday for financial institutions, the balance of notes that expire as of the last day of the consolidated fiscal year also includes notes that expire as of the last day of the following fiscal year. (Thousands of yen) Notes receivable: ¥222,487 Notes payable: ¥445,943
7. ---	7. Treasury shares of ¥317,000 (116 shares) that are held temporarily as a result of a demand to buy-back shares which are less than a trading unit, have been stated as being included in the "other" category of current assets.	7. Treasury shares of ¥245,000 (87 shares) that are held temporarily as a result of a demand to buy-back shares which are less than a trading unit, have been stated as being included in the "other" category of current assets.

(Notes to Interim Profit and Loss Statements)

(Thousands of yen)

First Half of 53rd Term (From April 1, 2000 through September 30, 2000)	First Half of 54th Term (From April 1, 2001 through September 30, 2001)	53rd Term (From April 1, 2000 through March 31, 2001)
1. Important constituents of non-operating revenues: Interest received ¥5,886 Rents ¥175,327	1. Important constituents of non-operating revenues: Interest received ¥10,778 Rents ¥249,665	1. Important constituents of non-operating revenues: Interest received ¥16,326 Rents ¥466,688
2. Important constituents of non-operating expenses: Interest payable ¥10,981 Rent expenses ¥107,692	2. Important constituents of non-operating expenses: Interest payable ¥6,035 Rent expenses ¥193,156	2. Important constituents of non-operating expenses: Interest payable ¥26,946 Rent expenses ¥334,119
3. Important constituents of extraordinary profit: Profit transferred from provisions for doubtful accounts ¥10,295	3. ---	3. Important constituents of extraordinary profit: Profit transferred from provisions for doubtful accounts ¥4,059
4. Important constituents of extraordinary loss: Difference arising from change in retirement benefit accounting standards ¥32,949 Retirement loss of machinery and equipment ¥31,398	4. Important constituents of extraordinary loss: Difference arising from change in retirement benefit accounting standards ¥32,949	4. Important constituents of extraordinary loss: Difference arising from change in retirement benefit accounting standards ¥65,898 Retirement loss of machinery and equipment ¥31,518
5. Depreciation costs posted Tangible fixed assets ¥637,171 Intangible fixed assets ¥505 Total ¥637,676	5. Depreciation costs posted Tangible fixed assets ¥712,818 Intangible fixed assets ¥389 Total ¥713,207	5. Depreciation costs posted Tangible fixed assets ¥1,315,410 Intangible fixed assets ¥1,010 Total ¥1,316,420
6. Tax effect accounting is applied to tax expenses by simplified method for the current interim accounting period. The adjusted amount of taxes are incorporated in 'income taxes, residential taxes and business taxes'.	6. Same as the left.	6. ---

Arisawa Mfg. Co., Ltd.

(Notes to Leasing Transactions)

First Half of 53rd Term
(From April 1, 2000 through September 30, 2000)

Finance-lease transaction except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to depreciation costs	Balance at interim period end
Machinery equipment & delivery equipment	11,988	10,545	1,443
Tools and fixtures	118,350	54,879	63,470
Others	58,049	15,980	42,069
Total	188,388	81,405	106,983

Note: The amount equivalent to the prepaid lease balance is calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of interim period.

2. Prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥35,317
More than 1 year	¥71,666
Total	¥106,983

Note: The prepaid lease balance at the end of the interim period is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of interim period.

3. Prepaid lease payments and equivalent depreciation costs: (Thousands of yen)

Prepaid lease payments:	¥25,072
Equivalent depreciation cost:	¥25,072

4. Method for calculating equivalent depreciation cost:
The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

First Half of 54th Term
(From April 1, 2001 through September 30, 2001)

Finance-lease transaction except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to depreciation costs	Balance at interim period end
Machinery equipment & delivery equipment	11,988	11,877	111
Tools and fixtures	134,500	79,888	54,612
Others	85,401	30,479	54,921
Total	231,889	122,244	109,645

Note: Same as the left.

2. Prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥38,265
More than 1 year	¥71,380
Total	¥109,645

Note: Same as the left.

3. Prepaid lease payments and equivalent depreciation costs: (Thousands of yen)

Prepaid lease payments:	¥21,987
Equivalent depreciation cost:	¥21,987

4. Method for calculating equivalent depreciation cost:
Same as the left.

53rd Term
(From April 1, 2000 through March 31, 2001)

Finance-lease transaction except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to depreciation costs	Balance at term end
Machinery equipment & delivery equipment	11,988	11,211	777
Tools and fixtures	134,500	66,622	67,878
Others	76,593	22,008	54,584
Total	223,082	99,842	123,239

Note: The amount equivalent to the prepaid lease balance is calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of term.

2. Prepaid lease balance at the end of term

(Thousands of yen)

Less than 1 year	¥40,752
More than 1 year	¥82,487
Total	¥123,239

Note: The prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of term.

3. Prepaid lease payments and equivalent depreciation costs: (Thousands of yen)

Prepaid lease payments:	¥43,875
Equivalent depreciation cost:	¥43,875

4. Method for calculating equivalent depreciation cost:
Same as the left.

(Securities Relation)

There is no Securities of subsidiaries and affiliates bearing the current price for the previous and current interim accounting periods and the previous fiscal year.

(Important matters after closing the accounts)

First Half of 53rd Term (From April 1, 2000 through September 30, 2000)	First Half of 54th Term (From April 1, 2001 through September 30, 2001)	53rd Term (From April 1, 2000 through March 31, 2001)
---	The Company issued new shares as of December 18, 2001 in accordance with the resolution made at the Board of Directors Meeting held on November 28, 2001 as follows: 1. Number of shares increased due to new share issuance: 2,500,000 common stocks 2. Method of Public Offering: In domestic and foreign markets except U.S. 3. Issue Price: ¥1,932 4. Total amount of issuance: ¥4,830,000,000 5. Amount transferred to Capital ¥966 6. Initial Date in reckoning: October 1, 2001 7. Purpose of capital increase: It will be used for mid-long term investments in facilities.	---

(2) Others

No applicable matters.

VI. Reference Information

The Company submitted the following documents to the authorities during the period from the first day of the current interim accounting period through the date for filing interim financial statements.

(1) Securities Report and the attached documents
Fiscal year (53rd term)
From April 1, 2000 through March 31, 2001
Submitted to Head of Kanto Local Finance Bureau on June 28, 2001.

(2) Securities Registration Statement and the attached documents
Submitted to Head of Kanto Local Finance Bureau on July 26, 2001.
The above is the securities registration statement prepared in accordance with the new share issuance.

(3) Amendment to the Securities Registration Statement and attached documents
Submitted to Head of Kanto Local Finance Bureau on August 10, 2001.
This is the amendment report to the Securities Registration Statement submitted on July 26, 2001 due to the firm decision of the issue price and the amount transferred to the capital account.

(4) Securities Registration Statement and the attached documents
Submitted to Head of Kanto Local Finance Bureau on November 28, 2001

The above is the securities statement prepared in accordance with the new share issuance.

(5) Extraordinary Report
Submitted to Head of Kanto Local Finance Bureau on November 28, 2001.
The above is the extraordinary report prepared in accordance with the new shares issuance.

(6) Amendment to Extraordinary Report and attached documents
Submitted to Head of Kanto Local Finance Bureau on November 30, 2001.
This is the amendment report to the Extraordinary Report submitted on November 28, 2001 due to filing the additional attached documents to Extraordinary Report.

(7) Amendment to Securities Registration Statement and attached documents
Submitted to Head of Kanto Local Finance Bureau on December 6, 2001.
This is the amendment report to the Securities Registration Statement submitted on November 28, 2001 due to the firm decision of the issue price and the amount transferred to the capital account.

(8) Amendment to Extraordinary Report and attached documents
Submitted to Head of Kanto Local Finance Bureau on December 7, 2001.
This is the amendment report to the Extraordinary Report submitted on November 28, 2001 due to the firm decision of the issue price and the amount transferred to the capital account.

(9) Amendment to Extraordinary Report
Submitted to Head of Kanto Local Finance Bureau on December 12, 2001.
This is the amendment report to the Extraordinary Report submitted on November 28, 2001 due to the firm decision of the total number of shares to be issued.

Part II. Information on Guaranty Companies of the Company, etc.

No applicable matters.

Arisawa Mfg. Co., Ltd.

Interim Audit Report

December 21, 2000

To: Mr. Sanji Arisawa
Representative Director and President
Arisawa Manufacturing Co., Ltd.

Century Ota Showa & Co.

Tadao Kawauchi [Seal]
Representative Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the consolidated interim financial statements for the consolidated interim accounting period from April 1, 2000 to September 30, 2000 of the consolidated fiscal year from April 1, 2000 to March 31, 2001; that is, the consolidated interim balance sheet, the consolidated interim profit and loss statement, the consolidated interim earned surplus statement and consolidated interim cash flow statement, all of which are listed in the State of Accounting of Arisawa Manufacturing Co., Ltd.

We conformed interim audit standards, which are generally accepted as fair standards for interim auditing, and implemented such audit procedures as should be generally implemented. Namely, we omit a part of audit procedures for auditing financial statements as should be generally implemented in compliance with No. 2 of the implementing standard for interim audit. Also regarding consolidated subsidiaries, etc., we implemented audit procedures consists of analytical procedures, questionnaires and reviewing, in compliance of No. 3. of the implementing standard for interim audit.

As a result of the interim audit, we recognize that the accounting policies and procedures adopted for the consolidated interim financial statements by the Company are prepared in accordance with generally accepted fair auditing standards of corporate accounting; that the same standards as those for the previous fiscal year have been consistently used except for the following notes, and that the consolidated interim financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Interim Financial Statements, etc." (Ministerial Ordinance No. 24 of the Ministry of Finance in 1999).

(Notes)

As set forth in the statement of significant particulars which form the basis for preparing the consolidated interim balance sheets, the method of booking lease expenses in connection with lease assets has been changed from booking in sales, general and administrative expenses to statement as a non-operating expense. This change is recognized to be based on fair reason, as it was made in order to match "lease income" which was booked as non-operating income since there was a significant increase in lease assets on the part of the submitting company. This amendment has increased operating income by ¥24,567,000 compared with the former method, but has not had any effect on ordinary income or net income prior to adjustment for taxes, etc. The impact on segment information is stated in Note 3. of "Segment Information by Type of Business."

Accordingly, we recognize and certify that the above consolidated interim financial statements present fairly the financial position as of September 30, 2000 and the results of the operations and the cash flows for the consolidated interim accounting period from April 1, 2000 to September 30, 2000 of Arisawa Mfg. Co., Ltd. and its consolidated subsidiaries.

There exists no special interest between the Company and this accounting firm or the responsible partners of the firm under the provisions of the Certified Public Accountant Law.

Arisawa Mfg. Co., Ltd.

Note: Because the accounting standards relating to retirement benefit, the accounting standards relating to financial products and the accounting standards relating to foreign currency denominated transactions after amendment are applicable to the current consolidated interim accounting period as stated in the notes of Important Basic Matters and Additional Information for Preparation of Consolidated Interim Financial Statements, the Company prepared its consolidated interim financial statements in accordance with these accounting standards.

Note: The matters in the above are copied electronically from the matters recorded in the original Audit Report for the previous consolidated interim accounting period which is bind in the Semi-Annual Report that the Company submitted.

Arisawa Mfg. Co., Ltd.

Interim Audit Report

December 21, 2001

To: Mr. Sanji Arisawa
Representative Director and President
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the consolidated interim financial statements for the consolidated interim accounting period from April 1, 2001 to September 30, 2001 of the consolidated fiscal year from April 1, 2001 to March 31, 2002; that is, the consolidated interim balance sheet, the consolidated interim profit and loss statement, the consolidated interim earned surplus statement and consolidated interim cash flow statement, all of which are listed in the State of Accounting of Arisawa Manufacturing Co., Ltd.

We conformed interim audit standards, which are generally accepted as fair standards for interim auditing, and implemented such audit procedures as should be generally implemented. Namely, we omit a part of audit procedures for auditing financial statements as should be generally implemented in compliance with No. 2 of the implementing standard for interim audit. Also regarding consolidated subsidiaries, etc., we implemented audit procedures consists of analytical procedures, questionnaires and reviewing, in compliance of No. 3. of the implementing standard for interim audit.

As a result of the interim audit, we recognize that the accounting policies and procedures adopted for the consolidated interim financial statements by the Company are prepared in accordance with generally accepted fair auditing standards of corporate accounting; that the same standards as those for the previous fiscal year have been consistently used, and that the consolidated interim financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Interim Financial Statements, etc." (Ministerial Ordinance No. 24 of the Ministry of Finance in 1999).

Accordingly, we recognize and certify that the above consolidated interim financial statements present fairly the financial position as of September 30, 2001 and the results of the operations and the cash flows for the consolidated interim accounting period from April 1, 2001 to September 30, 2001 of Arisawa Mfg. Co., Ltd. and its consolidated subsidiaries.

There exists no special interest between the Company and this accounting firm or the responsible partners of the firm under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original Interim Audit Report is kept separately by the Company which submits the Semi-Annual Report.

Arisawa Mfg. Co., Ltd.

Interim Audit Report

December 21, 2000

To: Mr. Sanji Arisawa
Representative Director and President
Arisawa Manufacturing Co., Ltd.

Century Ota Showa & Co.

Tadao Kawauchi [Seal]
Representative partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the interim financial statements for the interim accounting period from April 1, 2000 to September 30, 2000 of the 53rd fiscal year from April 1, 2000 to March 31, 2001; that is, the interim balance sheet and the interim profit and loss statement, all of which are listed in the State of Accounting of Arisawa Manufacturing Co., Ltd.

We conformed interim audit standards, which are generally accepted as fair standards for interim auditing, and implemented such audit procedures as should be generally implemented. Namely, we omit a part of audit procedures for auditing financial statements as should be generally implemented in compliance with No. 2 of the implementing standard for interim audit.

As a result of the interim audit, we recognize that the accounting policies and procedures adopted for the interim financial statements by the Company are prepared in accordance with generally accepted fair auditing standards of corporate accounting; that the same standards as those for the previous fiscal year have been consistently used except for the following notes, and that the interim financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Interim Financial Statements, etc." (Ministerial Ordinance No. 38 of the Ministry of Finance in 1977).

(Notes)

As stated in the change in important matters which are basic to preparation of interim financial statements, the method of booking lease expenses in connection with lease assets has been changed from booking in sales, general and administrative expenses to statement as a non-operating expense. This change was to conform with the amount of 'rents' posted as non-operating income due to substantial increase in leased assets of the Company, which is triggered by the lease of glass cloth weaving facilities to its subsidiary, Arisawa Fiber Glass established in July, 2000, and we recognize that this change is made for a justifiable reason. As a result of this change, the operating income increased ¥107,692,000 compared with the previous method, but it has not had any effect on ordinary income and net profits before taxes, etc. for the period

Accordingly, we recognize and certify that the above interim financial statements present fairly the financial position as of September 30, 2000 and the results of the operations for the interim accounting period from April 1, 2000 to September 30, 2000 of Arisawa Manufacturing Co., Ltd.

There. exists no special interest between the Company and this accounting firm or the responsible partners of the firm under the provisions of the Certified Public Accountant Law.

Note: Because the accounting standards relating to retirement benefit, the accounting standards relating to financial products and the accounting standards relating to foreign currency denominated transactions after amendment are applicable to the current consolidated interim accounting period as stated in the notes to Important Basic Matters and Additional Information for Preparation of Consolidated Interim

Financial Statements, the Company prepared its consolidated interim financial statements in accordance with these accounting standards.

Note: All matters in the above are copied electronically from the matters recorded in the original Audit Report for the previous consolidated interim accounting period which is bind in the Semi-Annual Report that the Company submitted.

Arisawa Mfg. Co., Ltd.

Interim Audit Report

December 21, 2001

To: Mr. Sanji Arisawa
Representative Director and President
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the interim financial statements for the interim accounting period from April 1, 2001 to September 30, 2001 of the 54th fiscal year from April 1, 2001 to March 31, 2002; that is, the interim balance sheet and the interim profit and loss statement, all of which are listed in the State of Accounting of Arisawa Manufacturing Co., Ltd.

We conformed interim audit standards, which are generally accepted as fair standards for interim auditing, and implemented such audit procedures as should be generally implemented. Namely, we omit a part of audit procedures for auditing financial statements as should be generally implemented in compliance with No. 2 of the implementing standard for interim audit.

As a result of the interim audit, we recognize that the accounting policies and procedures adopted for the interim financial statements by the Company are prepared in accordance with generally accepted fair auditing standards of corporate accounting; that the same standards as those for the previous fiscal year have been consistently used and that the interim financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Interim Financial Statements, etc." (Ministerial Ordinance No. 38 of the Ministry of Finance in 1977).

Accordingly, we recognize and certify that the above interim financial statements present fairly the financial position as of September 30, 2001 and the results of the operations for the interim accounting period from April 1, 2001 to September 30, 2001 of Arisawa Manufacturing Co., Ltd.

There exists no special interest between the Company and this accounting firm or the responsible partners of the firm under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original Interim Audit Report is kept separately by the Company.

[Translation]

February 21, 2002

To Whom It May Concern:

Company Name: Arisawa Manufacturing Co., Ltd.
Name of Representative: Sanji Arisawa, Representative Director and President
(Code No.5208 Tokyo Stock Exchange the 2nd Section)
(Person-in-Charge) Title: Managing Director, Managing and Planning Department
Name: Kazuo Mori
(TEL 0255-24-5126)

Notice concerning Stock Split

This is to notify you that at the meeting of the Board of Directors held on February 21, 2002, it was resolved to undertake a Stock Split as follows.

Note:

1. Purpose of the Stock Split (Stock Dividend without Compensation)

To promote management that emphasizes shareholders and to aim for the improvement of the liquidity of the company's stock and the diversification of the investors' classes.

2. Outline of Stock Split (Stock Dividend without Compensation)

All issued and outstanding common shares with par value will be split to 1.1 shares per share as of May 20, 2002 (Monday) as follows.

(1) Number of Shares to be increased due to the Stock Split

The total number of par value common shares as of March 31, 2002 (Sunday) [provided that the actual record date shall be March 29, 2002 (Friday) since the transfer agent is closed on both March 30 and March 31] multiplied by 0.1; provided that fractional units of shares less than 1 unit shall be rounded down if they are generated.

(2) Method of Stock Split

The number of shares owned by shareholders registered in the shareholders registry and the beneficial shareholders registry as of the end of March 31, 2002 (Sunday) [provided that the actual record date shall be March 29, 2002 (Friday) since the transfer agent is closed on both March 30 and March 31] will be split to 1.1 shares per share; provided that fractional units of shares less than 1 unit generated due to the Stock Split will be sold collectively, and the proceeds therefrom will be distributed to such shareholders in proportion to the number of fractional units of shares owned.

(3) Date of Allotment: April 1, 2002

(4) All other matters required for this Stock Split will be resolved by a future meeting of the Board of Directors.

(Reference)

① The number of shares to be increased due to the Stock Split is not expressly stated because there is probability that the number of issued and outstanding shares will be increased due to exercise of stock options (right to purchase new shares) and the total number of issued shares as of the date of allotment cannot be fixed.

② The total number of issued and outstanding shares after the Stock Split will be as follows based on the calculation using the total number of issued and outstanding shares as of February 21, 2002.
Number of Issued and Outstanding Shares at present: 24,304,780 shares
Number of Shares to be increased due to the Stock Split: 2,430,478 shares
Total Number of Issued and Outstanding Shares after the Stock Split: 26,735,258 shares

3. Adjustment of Issue Price

We will adjust the exercise price of the stock options (right to purchase new shares) of the Company following the Stock Split as follows. This adjustment will be applicable on and after April 1, 2002.

Type	Exercise Price before Adjustment	Exercise Price after Adjustment
① Right to Purchase New Shares (Granted on July 31, 1998)	¥1,410	¥1,282
② Right to Purchase New Shares (Granted on July 30, 1999)	¥2,439	¥2,218
③ Right to Purchase New Shares (Granted on July 31, 2000)	¥2,739	¥2,490
④ Right to Purchase New Shares (Granted on August 10, 2001)	¥2,200	¥2,000

- End -